Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
including the Associated Common Stock Purchase Rights
of
EMS TECHNOLOGIES, INC.
at
$33.00 NET PER SHARE
by
EGRET ACQUISITION CORP.

a wholly-owned subsidiary of

HONEYWELL INTERNATIONAL INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL INITIALLY EXPIRE AT
12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON JULY 25, 2011,
UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME,
AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 13, 2011 (as it may be amended from time to time, the “Merger Agreement”), among Honeywell International Inc., a Delaware corporation (“Parent”), Egret Acquisition Corp., a Georgia corporation (“Purchaser”) and a wholly-owned subsidiary of Parent, and EMS Technologies, Inc., a Georgia corporation (“EMS”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.10 per share, of EMS, including the associated common stock purchase rights (collectively, the “Shares”), at a purchase price of $33.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated June 27, 2011 (which, together with any amendments and supplements thereto, collectively constitute this “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”) (which, together with this Offer to Purchase, constitute the “Offer”).

The Merger Agreement provides, among other things, that following the completion of the Offer, and subject to certain conditions specified in this Offer to Purchase, Purchaser will be merged with and into EMS (the “Merger”), with EMS continuing as the surviving corporation and a wholly-owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) by EMS, Parent, Purchaser or their respective subsidiaries, which Shares will be canceled and will cease to exist or (ii) by shareholders who validly exercise their dissenters’ rights under Georgia law with respect to such Shares and for whom dissenters’ rights are available under Georgia law) will be canceled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The EMS board of directors, among other things, has unanimously (i) determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement (including the Offer and the Merger) are fair to and in the best interests of EMS and its shareholders; (ii) adopted, approved and declared advisable the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (iii) recommended that EMS shareholders accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and approve the Merger.

There is no financing condition to the Offer. The Offer is conditioned upon various conditions (see Section 15—“Conditions of the Offer”). Among other things, the Offer is conditioned on (1) there having been validly tendered and not validly withdrawn prior to the then scheduled Expiration Date, together with the number of Shares (if any) then owned by Parent and its subsidiaries, Shares representing at least a majority of the total number of outstanding Shares on the Expiration Date, determined on a fully diluted basis (which will include the number of Shares issuable upon exercise of vested and exercisable stock options and awards, excluding Shares issuable upon exercise of the Top-Up Option (as defined below) and options with an exercise price above the Offer Price), (2) the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration or termination of all required waiting periods, and receipt of all required approvals, under applicable Austrian and Canadian anti-competition laws and (3) the receipt of all approvals from the Federal Communications Commission required to consummate the transactions contemplated by the Merger Agreement.

A summary of the principal terms of the Offer appears on pages 1 through 8. You should read this entire document and the related Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

June 27, 2011

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you should (i) complete and sign the Letter of Transmittal (or a manually signed copy thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to BNY Mellon Shareowner Services (the “Depositary”), together with certificates representing the Shares tendered, (ii) follow the procedures for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (iii) request your broker, dealer, commercial bank, trust company or other nominee or custodian to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian, you must contact that institution in order to tender your Shares.

If you wish to tender your Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the Expiration Date or cannot comply with the procedures for book-entry transfer on a timely basis, you may be able to tender your Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to D.F. King & Co., Inc. (the “Information Agent”) at its address and telephone numbers set forth below. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained free of charge from the Information Agent. Copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other materials related to the Offer may also be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee or custodian for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both documents carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D. F. KING & CO., INC.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 290-6429

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. The information concerning EMS contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by EMS or has been taken from or is based upon publicly available documents or records of EMS on file with the U.S. Securities and Exchange Commission or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statement contained herein relating to EMS provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC is untrue or incomplete in any material respect.

Securities Sought

All issued and outstanding shares of common stock, par value $0.10 per share (“EMS Common Stock”), of EMS Technologies, Inc. (“EMS”), including the associated rights to purchase shares of EMS Common Stock issued pursuant to the Amended and Restated Shareholder Rights Plan of EMS (“Rights Plan”), dated as of August 6, 2009, amended and restated as of January 4, 2011 and amended pursuant to Amendment 1, dated as of June 12, 2011 (together with EMS Common Stock, the “Shares”).

Price Offered Per Share	$33.00 net to the seller in cash (the “Offer Price”), without interest thereon and less any applicable withholding taxes.
Initial Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of the day on July 25, 2011.
Purchaser	Egret Acquisition Corp. (“Purchaser”), a wholly- owned subsidiary of Honeywell International Inc. (“Parent”).
Minimum Tender Condition

The number of Shares validly tendered and not withdrawn prior to the expiration of the Offer, represents, when added to the Shares already owned by Parent or any of its subsidiaries, at least a majority of the then outstanding Shares on a fully diluted basis (such condition, the “Minimum Tender Condition”). The number of Shares on a “fully diluted basis” equals the number of Shares then issued and outstanding, plus the number of Shares which EMS may be required to issue as of such date pursuant to stock options or awards then vested and exercisable (including as a result of the transactions contemplated by the Merger Agreement), but excluding Shares issuable upon the exercise of the Top-Up Option (as defined below) and any stock options with an exercise price greater than the Offer Price that are validly canceled at the time Purchaser accepts for payment the Shares tendered pursuant to the Offer. Based on the foregoing, Purchaser believes that the Minimum Tender Condition would be satisfied if 8,332,948 Shares are validly tendered and not withdrawn prior to the expiration of the Offer.

EMS Board of Directors Recommendation

The EMS board of directors has unanimously (i) determined that the Merger Agreement and the other transactions contemplated by the Agreement and Plan of Merger, dated as of June 13, 2011, among Purchaser, Parent and EMS (including the Offer and the subsequent merger of Purchaser with and into EMS), are fair to and in the best interests of EMS and its shareholders and (ii) recommended that EMS shareholders accept the Offer and tender their Shares pursuant to the Offer.

Who is offering to buy my securities?

Egret Acquisition Corp., a Georgia corporation and a wholly-owned subsidiary of Honeywell International Inc., a Delaware corporation, which was formed for the purpose of making this Offer. See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Honeywell International Inc., the term “Purchaser” to refer to Egret Acquisition Corp. and the terms “EMS” and the “Company” to refer to EMS Technologies, Inc., a Georgia corporation.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding Shares of EMS on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. “Offer” refers to this Offer to Purchase and the related Letter of Transmittal, each as amended or supplemented, and “Shares” refers to shares of EMS Common Stock and the associated common stock purchase rights that are the subject of the Offer. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

What are the common stock purchase rights?

The common stock purchase rights are rights to purchase shares of EMS Common Stock (the “Company Rights”) issued pursuant to the Rights Plan. The Company Rights were issued to all EMS shareholders but currently are not represented by separate share certificates. Instead, the Company Rights are represented by the certificate for your shares of EMS Common Stock. A tender of your Shares will include a tender of the Company Rights. In connection with the execution of the Agreement and Plan of Merger, dated as of June 13, 2011 (as it may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser and EMS, the EMS board of directors approved an amendment to the Rights Plan that makes the Rights Plan inapplicable to the Merger Agreement and all of the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

How much are you offering to pay? Will I have to pay any fees or commissions?

We are offering to pay $33.00 per Share, net to the holder in cash, without interest thereon and less any applicable withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you directly tender your Shares in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, bank or other nominee or custodian, and such entity tenders your Shares on your behalf, your broker, bank or other nominee or custodian may charge you a fee for doing so. You should consult your broker, bank or other nominee or custodian to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and EMS have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into EMS (the “Merger”), with EMS continuing as the surviving corporation and becoming a wholly-owned subsidiary of Parent. See Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Conditions of the Offer.”

Do you have the financial resources to make payment?

Yes. Parent has available, and will make available to Purchaser, funds in an amount sufficient to allow Purchaser to complete the Offer and the Merger. The Offer is not conditioned upon our ability to finance the purchase of the Shares pursuant to the Offer. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	Purchaser, through Parent, will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn and to purchase all Shares upon completion of the Merger;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You initially will have until 12:00 midnight, New York City time, at the end of the day on July 25, 2011, to tender your Shares in the Offer, unless we extend the Offer (such date and time, as it may be extended, the “Expiration Date”) or the Offer is earlier terminated. In addition, if we decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that:

•

We will extend the Offer for successive periods of up to ten business days each if, at the then-scheduled expiration of the Offer, any of the conditions to the Offer set forth in Section 15—“Conditions of the Offer” of this Offer to Purchase are not satisfied (or to the extent permitted, waived by us or EMS), and it is reasonably expected that such condition or conditions may be satisfied prior to the Outside Date (as defined below and in Section 1—“Terms of the Offer”).

•

EMS, Parent and Purchaser also agreed that Purchaser will not be required to extend the Offer beyond September 30, 2011 (which is the initial date by which the conditions of the Offer must be satisfied), except under certain circumstances in the event that on such date certain regulatory approvals (including approvals by antitrust agencies and the Federal Communications Commission) have not been obtained or any litigation (or other governmental action) is pending or any order has been issued with respect to the imposition of certain antitrust related conditions, in which case such date will be extended to no later than December 31, 2011 (such date, as it may be extended, beyond which the Offer may not be extended without the agreement of the parties, is referred to in this Offer to Purchase as the “Outside Date” and is described in Section 1—“Terms of the Offer”).

•	We will also extend the Offer for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (“SEC”) or its staff applicable to the Offer.

Purchaser has also reserved the right to provide for a “subsequent offering period” for a period of up to 20 business days following the time of acceptance of the tendered Shares. A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you may tender additional Shares. However, during any subsequent offering period, you would not be able to withdraw any of the Shares that you have tendered. Purchaser is not obligated to extend the Offer beyond the Outside Date under any circumstances. See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer and the description of the Outside Date.

However, the Offer may be terminated prior to the Outside Date upon the termination of the Merger Agreement, including a termination by Purchaser because a governmental authority either requests or requires the imposition of certain antitrust related conditions in connection with the Offer and the Merger, including divestiture. See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform BNY Mellon Shareowner Services, which is the depositary for the Offer (the “Depositary”), of any extension and will promptly issue a press release announcing the extension no later than 9:00 a.m. New York City time on the next business day after the day on which the Offer was previously scheduled to expire. If we elect to provide or extend any subsequent offering period, we will also issue a press release announcing such subsequent offering period or its extension no later than 9:00 a.m. New York City time on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1—“Terms of the Offer.”

What is the “Minimum Tender Condition” to the Offer?

We are not obligated to accept for payment or pay for any Shares tendered in the Offer unless there have been validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares which, when added to the Shares (if any) already owned by Parent or any of its subsidiaries, represents at least a majority of the then outstanding Shares (determined on a fully diluted basis). The number of Shares on a “fully diluted basis” equals the number of Shares then issued and outstanding, plus the number of Shares which EMS may be required to issue as of such date pursuant to stock options or awards then vested and exercisable (including as a result of the transactions contemplated by the Merger Agreement), but excluding Shares issuable upon the exercise of the Top-Up Option (as defined below) and any stock options with an exercise price greater than the Offer Price that are validly canceled at the time Purchaser accepts for payment the Shares tendered pursuant to the Offer).

What are the most significant conditions to the Offer other than the Minimum Tender Condition?

In addition to the Minimum Tender Condition, the Offer is conditioned upon, among other things:

•

no governmental entity having enacted, enforced, amended or issued any law or order (whether temporary, preliminary or permanent) that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Offer and the Merger or resulting in a Divestiture Condition (as described below), and no governmental entity having commenced any suit, action or proceeding seeking such consequences;

•	the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration or termination of all applicable waiting periods, and receipt of all required approvals, under applicable Austrian and Canadian anti-competition laws;

•	the receipt of all approvals from the Federal Communications Commission (“FCC”) required to consummate the transactions contemplated by the Merger Agreement; and

•	the absence of a “Company Material Adverse Effect” since the date of the Merger Agreement.

A Divestiture Condition generally involves (subject to the exception described below):

•

a restriction, prohibition or limitation of ownership or operation by Parent or Purchaser or their subsidiaries of all or any material portion of the business or assets of EMS or any of their respective subsidiaries;

•

a requirement that Parent, Purchaser or EMS or any of their respective subsidiaries divest, dispose of or hold separately all or any material portion of the business or assets of Parent, Purchaser, EMS or any of their respective subsidiaries, or agree to material limitations, restrictions or prohibitions on the ability of Parent or EMS or their subsidiaries to conduct their business or own such assets; or

•	the imposition of material limitations on Parent’s or Purchaser’s ownership or voting of the Shares.

The definition of a Divestiture Condition excludes any obligation imposed on EMS or Parent or their respective affiliates (including pursuant to a court or governmental entity order, judgment, law or consent decree implementing such obligations) to continue to supply EMS’ customers in fulfillment of current contractual commitments or to provide future supply needs for currently served aviation platforms, and those aviation platforms and aviation communication standards presently in development, or aviation platforms for which Parent itself offers to supply, in each case on fair and commercially reasonable terms.

See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination” for a further discussion of the Divestiture Condition.

Each of the above conditions and the other Offer conditions are more fully described in Section 15—“Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer, in each case, not later than the Expiration Date, by:

•	delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary; or

•	following the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase.

If you hold your Shares directly as the registered owner, but the certificates representing your Shares are not available or you cannot deliver such certificates on or prior to the Expiration Date, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee or custodian, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares” for more details.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to the Expiration Date. Additionally, Shares may be withdrawn at any time after August 25, 2011, which is the 60th day from the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. This right to withdraw will not, however, apply to

Shares tendered in any subsequent offering period, if one is provided. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, bank or other nominee or custodian, you must instruct the broker, bank or other nominee or custodian to arrange for the withdrawal of your Shares, and such broker, bank or other nominee or custodian must effectively withdraw your Shares before your withdrawal rights expire. See Section 4—“Withdrawal Rights.”

What does the EMS Board think of the Offer?

The EMS board of directors, among other things, has unanimously (i) determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement (including the Offer and the Merger) are fair to and in the best interests of EMS and its shareholders; (ii) adopted, approved and declared advisable the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (iii) recommended that EMS shareholders accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and approve the Merger.

A more complete description of the reasons for the EMS board of directors’ approval of the Offer and the Merger is set forth in EMS’ Solicitation/Recommendation Statement on Schedule 14D-9.

Have any shareholders previously agreed to tender their Shares?

No. We have not previously entered into any agreements with any shareholders of EMS with respect to the tender of Shares in the Offer. However, EMS’ directors and executive officers have indicated that they intend to tender their Shares in the Offer.

If the Offer is completed, will EMS continue as a public company?

No. Following the purchase of the Shares in the Offer, there may be so few remaining shareholders and publicly held Shares that the EMS Common Stock will no longer be eligible to be traded through The Nasdaq Stock Market, LLC (or any of its constituent stock markets, such as The Nasdaq Global Select Market or The Nasdaq Capital Market) (collectively “Nasdaq”) or any other securities exchange, there may not be an active public trading market for EMS Common Stock and EMS may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. In addition, once the Offer is completed, we expect to consummate the Merger. Upon consummation of the Merger, EMS will cease to be a public company entirely and will become a wholly-owned subsidiary of Parent. See Section 13—“Certain Effects of the Offer.”

Will the tender offer be followed by a Merger if not all of the Shares are tendered in the Offer?

Yes, unless the conditions to the Merger are not satisfied or waived. If we accept for payment and pay for Shares in connection with this Offer, we expect to effect the Merger. If the Merger occurs, all of the then outstanding Shares, other than Shares whose holders have validly exercised their dissenters’ rights under Georgia law and for whom dissenters’ rights are available under Georgia law and Shares held by EMS, Parent, Purchaser or their respective subsidiaries, will be canceled and converted into the right to receive an amount equal to the Offer Price, net to the seller in cash, without interest thereon and less any applicable withholding taxes. See Section 12—“Purpose of the Offer; Plans for EMS.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares and the Merger occurs, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without interest thereon and less any applicable withholding taxes. Therefore, if the Merger occurs and you do not validly exercise your dissenters’ rights under Georgia law, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you do validly exercise your dissenters’ rights, then you may receive the judicially determined fair value of your Shares in cash.

If you decide not to tender your Shares in the Offer and the Offer is consummated, but the Merger does not occur, you will remain a shareholder of EMS. We do not at this time anticipate completing the Offer without also consummating the Merger. However, if for any reason the Offer is completed but the Merger is not consummated, the number of EMS’ shareholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, EMS may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

If we acquire at least one more Share than 90% of the outstanding Shares in the Offer (on a fully diluted basis), we are required to effect the Merger without any further action by the other shareholders of EMS. If we acquire 90% or less of the Shares in the Offer, provided the Minimum Tender Condition is satisfied, we intend to exercise our Top-Up Option (as described below), and thereafter would be required to effect the Merger without any further action by the other shareholders of EMS. See the “Introduction” to this Offer to Purchase, Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Top-Up Option” and Section 12—“Purpose of the Offer; Plans for EMS—Short-Form Merger.”

What is the market value of my Shares as of a recent date?

On April 18, 2011, the trading day immediately prior to the public announcement that EMS had received inquiries from potentially interested acquirers and that its board of directors had determined to explore strategic alternatives, the reported closing sales price of the Shares on Nasdaq was $20.77. On June 10, 2011, the trading day immediately prior to the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $24.80. The Offer Price represents a 59% and 33% premium, respectively, to the closing price on these days. On June 24, 2011, the last full trading day prior to the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $32.89. We encourage you to obtain a recent quotation for the Shares before deciding whether to tender your Shares in the Offer. See Section 6—“Price Range of the Shares; Dividends.”

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least one more Share than 90% of the outstanding Shares (on a fully diluted basis) after our acceptance of the Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from EMS a number of newly issued Shares sufficient to cause us to own one Share more than 90% of the outstanding Shares (on a fully-diluted basis) immediately after the exercise of such option at a price per Share equal to the Offer Price. We refer to this option as the “Top-Up Option.” We may exercise this right at any time after the Shares are accepted for purchase in the Offer and prior to the termination of the Merger Agreement in accordance with its terms. EMS can also require us to exercise the Top-Up Option. The Top-Up Option is not exercisable (i) to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed EMS’ then authorized and unissued Shares or (ii) unless, immediately after such exercise and the issuance of Shares pursuant to the exercise of such option, we would hold one Share more than 90% of the outstanding Shares on a fully diluted basis.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by effecting the Merger pursuant to Georgia’s “short-form” merger statute. Following the Offer, if, assuming the exercise of the Top-Up Option, Purchaser would not own at least 90% of the then outstanding Shares, an EMS shareholder vote would be required to consummate the Merger. In such case, the approval of the Merger at a meeting of EMS shareholders would be assured because of Purchaser’s ownership of at least a majority of the Shares on a fully diluted basis following completion of the Offer. See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Top-Up Option” and Section 12—“Purpose of the Offer; Plans for EMS—Short-Form Merger.”

Will I have dissenters’ rights in connection with the Offer?

No dissenters’ rights are available in connection with the Offer. However, under Georgia law, shareholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the Georgia Business Corporation Code will have the right to demand and perfect dissenters’ rights in connection with the Merger, subject to certain conditions.

Any shareholders who tender their Shares into the Offer will not have dissenters’ rights in connection with the Merger as to any tendered Shares. See Section 17—“Dissenters’ Rights.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any outstanding options to purchase Shares, including stock options that were granted under EMS’ equity incentive plans (“Company Options”). Pursuant to the Merger Agreement, each Company Option that is outstanding prior to the acceptance for payment of Shares tendered pursuant to the Offer (the “Acceptance Time”) will, upon the commencement of the Offer, become 100% vested and will be exercisable any time before the Acceptance Time (provided that the Acceptance Time occurs). Any Company Option that is not exercised by the Acceptance Time, will, at the consummation of the Merger, be terminated and converted into the right to receive an amount in cash equal to the product of (A) such number of Shares subject to such Company Option multiplied by (B) the excess, if any, of the Offer Price over the exercise price per Share, without interest and less any applicable withholding of taxes. Any Company Option with an exercise price greater than the Offer Price (“Underwater Option”) will be canceled without payment of any consideration. See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Treatment of Options.”

What will happen to my restricted shares in the Offer?

Immediately prior to the Acceptance Time, the restrictions on the restricted EMS Common Stock will lapse and all Shares of restricted EMS Common Stock will vest. You may tender Shares of restricted EMS Common Stock pursuant to the Offer. See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Treatment of Restricted Shares.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. In general, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will generally be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5—“Certain United States Federal Income Tax Consequences” for a more detailed discussion of the material U.S. federal income tax consequences of tendering Shares in the Offer.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger, including the application and effect of any state, local or foreign income and other tax laws.

Who should I call if I have questions about the Offer?

D.F. King & Co., Inc. is acting as the Information Agent for the Offer. You may call D.F. King & Co., Inc. toll free at (800) 290-6429. Banks and brokers may call collect at (212) 269-5550.

To the Holders of Shares of Common Stock of EMS Technologies, Inc.:

INTRODUCTION

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 13, 2011 (as it may be amended from time to time, the “Merger Agreement”), among Honeywell International Inc., a Delaware corporation (“Parent”), Egret Acquisition Corp., a Georgia corporation (“Purchaser”) and a wholly-owned subsidiary of Parent, and EMS Technologies, Inc., a Georgia corporation (“EMS” or the “Company”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.10 per share (“EMS Common Stock”), of EMS, including the associated common stock purchase rights issued pursuant to the Amended and Restated Shareholder Rights Plan of EMS (“Rights Plan”), dated as of August 6, 2009, amended and restated as of January 4, 2011 and amended pursuant to Amendment 1, dated as of June 12, 2011 (collectively, with the EMS Common Stock, the “Shares”), at a purchase price of $33.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated June 27, 2011 (which, together with any amendments and supplements thereto, collectively constitute this “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”) (which, together with this Offer to Purchase, constitute the “Offer”).

The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions specified in this Offer to Purchase, Purchaser will be merged with and into EMS (the “Merger”) with EMS continuing as the surviving corporation and a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held (i) by EMS, Parent, Purchaser or any of their respective subsidiaries, which Shares will be canceled and will cease to exist, or (ii) by shareholders who validly exercise their dissenters’ rights in connection with the Merger and for whom dissenters’ rights are available under Georgia law as described in Section 17—“Dissenters’ Rights”) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment in the Merger of EMS stock options and restricted shares.

Tendering shareholders who are record owners of their Shares and who tender directly to BNY Mellon Shareowner Services (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Instructions to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, bank or other nominee or custodian should consult such institution as to whether it charges service fees or commissions to tender.

The EMS board of directors, among other things, has unanimously (i) determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement (including the Offer and the Merger) are fair to and in the best interests of EMS and its shareholders; (ii) adopted, approved and declared advisable the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (iii) recommended that EMS shareholders accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and approve the Merger.

A description of the reasons for the positions taken by the EMS board of directors with respect to the Offer and the Merger is set forth in the Company’s solicitation and recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being provided to you concurrently with the mailing of this Offer to Purchase. EMS shareholders should carefully read the information set forth in the Schedule 14D-9, including information set forth under Item 4 of Schedule 14D-9 under the sub-headings “Background of the Transaction” and “Reasons for the Board of Directors’ Recommendation.”

EMS has advised Parent that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), EMS’ financial advisor, rendered its opinion to EMS’ board of directors to the effect that, as of June 12, 2011, and based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders (other than Parent and its subsidiaries).

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, the Merger Agreement not being terminated in accordance with its terms, the satisfaction of the Minimum Tender Condition (as described below), and the satisfaction of each of the following:

•

no governmental entity having enacted, enforced, amended or issued any law or order (whether temporary, preliminary or permanent) that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Offer and the Merger, or resulting in a Divestiture Condition (as described below), and no governmental entity having commenced any suit, action or proceeding seeking such consequences;

•

the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration or termination of all applicable waiting periods, and receipt of all required approvals, under applicable Austrian and Canadian anti-competition laws;

•	the receipt of all approvals from the Federal Communications Commission (“FCC”) required to consummate the transactions contemplated by the Merger Agreement; and

•	the absence of a “Company Material Adverse Effect” since the date of the Merger Agreement.

A Divestiture Condition generally involves (subject to the exception described below):

•

a restriction, prohibition or limitation of ownership or operation by Parent or Purchaser or their subsidiaries of all or any material portion of the business or assets of EMS or any of their respective subsidiaries;

•

a requirement that Parent, Purchaser or EMS or any of their respective subsidiaries divest, dispose of or hold separately all or any material portion of the business or assets of Parent, Purchaser, EMS or any of their respective subsidiaries, or agree to material limitations, restrictions or prohibitions on the ability of Parent or EMS or their subsidiaries to conduct their business or own such assets; or

•	the imposition of material limitations on Parent’s or Purchaser’s ownership or voting of the Shares.

The definition of a Divestiture Condition excludes any obligation imposed on EMS or Parent or their respective affiliates (including pursuant to a court or governmental entity order, judgment, law or consent decree implementing such obligations) to continue to supply the Company’s customers in fulfillment of current contractual commitments or to provide future supply needs for currently served aviation platforms, and those aviation platforms and aviation communication standards presently in development, or aviation platforms for which Parent itself offers to supply, in each case on fair and commercially reasonable terms.

See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination” for a discussion of the Divestiture Condition and Section 15—“Conditions of the Offer” for a discussion of other conditions to consummation of the Offer.

The “Minimum Tender Condition” requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the then scheduled Expiration Date (as it may be extended from time to time pursuant to the Merger Agreement) which, when added to the Shares (if any) already owned by Parent or any of its subsidiaries, represents at least a majority of the then outstanding Shares (determined on a fully diluted basis). The number of Shares on a “fully diluted basis” equals the number of Shares then issued and outstanding, plus the number of Shares which EMS may be required to issue pursuant to stock options or awards then vested and exercisable (including stock options or awards that vest or become exercisable as a result of the transactions contemplated by the Merger Agreement), but excluding Shares issuable upon the exercise of the Top-Up Option (as defined below) and any stock options with an exercise price above the Offer Price that are validly canceled at the time Purchaser accepts for payment the Shares tendered pursuant to the Offer.

According to EMS, as of June 22, 2011, there were 15,513,970 shares of EMS Common Stock issued and outstanding (which number includes 129,139 shares of unvested restricted EMS Common Stock) and 1,151,925 shares of EMS Common Stock issuable upon the exercise of outstanding stock options. Accordingly, as of June 22, 2011, the Minimum Tender Condition would be satisfied if approximately 8,332,948 Shares were validly tendered pursuant to the Offer and not properly withdrawn prior to the expiration of the Offer.

Upon the purchase of the Shares pursuant to the Offer, the Merger Agreement provides that Parent will be entitled to designate the number of directors to the EMS board of directors, rounded up to the next whole number, that is in the same proportion as the Shares beneficially owned by Purchaser to the total number of Shares outstanding. Parent currently intends, promptly after consummation of the Offer, to exercise this right and to designate new directors of EMS. Each potential designee is a director, officer or employee of Parent. Information about our potential designees to the EMS board of directors is set forth in the Information Statement attached as Annex I to the Schedule 14D-9.

Pursuant to the Merger Agreement, EMS granted to Purchaser a one-time irrevocable option to purchase (the “Top-Up Option”), at a price per share equal to the Offer Price, the number of Shares that, when added to the number of Shares owned by Parent and Purchaser immediately prior to the exercise of the Top-Up Option, constitute one Share more than 90% of the issued and outstanding Shares (on a fully diluted basis) immediately after the exercise of such option. However, the Top-Up Option is not exercisable (i) to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed EMS’ then authorized and unissued Shares or (ii) unless, immediately after such exercise and the issuance of Shares pursuant thereto, we would hold one Share more than 90% of the outstanding Shares on a fully diluted basis.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by effecting the Merger pursuant to Georgia’s “short-form” merger statute. Georgia law provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the shareholders of the subsidiary. Under the Merger Agreement, if, after the expiration of the Offer or the expiration of any subsequent offering period, Purchaser owns at least one more Share than 90% of the outstanding Shares (including Shares issued pursuant to the Top-Up Option), EMS, Parent and Purchaser have agreed to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of Shares, in accordance with Section 14-2-1104 of the Georgia Business Corporation Code (as amended, the “GBCC”).

However, if following the Offer, Purchaser cannot exercise the Top-Up Option and does not own at least 90% of the then outstanding Shares, an EMS shareholder vote is required to consummate the Merger. Under Georgia law, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of EMS’ capital stock that would be necessary to adopt the Merger Agreement at any required meeting of EMS’ shareholders. In such case, the approval of the Merger at a meeting of EMS shareholders would be assured because of Purchaser’s ownership of at least a majority of the Shares on a fully diluted basis following completion of the Offer.

Accordingly, if the Minimum Tender Condition is met and we accept and purchase Shares in the Offer and the other conditions to the Offer are satisfied, Purchaser will own a sufficient number of Shares to ensure that the Merger will be completed (either by acquiring more than 90% of the outstanding Shares through the exercise of the Top-Up Option and effecting a short-form merger or by approving the Merger as a majority shareholder of EMS at any meeting of EMS shareholders held to approve the Merger).

This Offer to Purchase does not constitute a solicitation of proxies, and neither Parent nor Purchaser is soliciting proxies at this time.

This Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1. TERMS OF THE OFFER.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of the day on July 25, 2011, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the Merger Agreement not being terminated in accordance with its terms, the satisfaction of each of the Minimum Tender Condition, the Governmental Entity Conditions, the Competition Laws Condition and the FCC Condition (in each case, as defined in Section 15—“Conditions of the Offer”), and the satisfaction of the other conditions described in Section 15—“Conditions of the Offer”.

If any of the conditions to the Offer are not satisfied or waived by Parent or Purchaser, and provided that it is reasonably expected that such condition or conditions may be satisfied prior to the Outside Date (as defined below), then we must extend the Offer on one or more occasions for successive periods of up to ten business days each with the length of such extension period to be determined by Parent or Purchaser until such time as all conditions to the Offer are satisfied or waived. In addition, we must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer. However, we are not obligated to extend the Offer beyond the Outside Date under any circumstances.

“Outside Date” means September 30, 2011 or any other date agreed in writing by Parent and EMS. However, if on September 30, 2011, all of the conditions to the Offer are satisfied or waived by Parent or Purchaser (other than the Minimum Tender Condition and the condition with respect to the delivery of the officer certificate by EMS, it being reasonably likely that such conditions would be satisfied if the Offer were to be consummated on such date) except that the Governmental Entity Conditions (solely with respect to a Divestiture Condition), the Competition Laws Condition or the FCC Condition have not been satisfied, the Outside Date will automatically be extended until the earlier of (i) 7 days after all conditions to the Offer are satisfied or waived and (ii) December 31, 2011.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive, in whole or in part, any or all conditions to the Offer or to modify the terms of the Offer, but we cannot, without EMS’ consent, (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) amend or waive the Minimum Tender Condition, (iv) add to or impose conditions to the Offer other than the conditions to the Offer described in this Offer to Purchase or modify any condition to the Offer in a manner adverse in any respect to any holder of Shares, (v) except as otherwise provided in the Merger Agreement (including as described above), extend the Expiration Date, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend or modify the Offer in any manner adverse to the holders of the Shares.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). During any such extension, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the City of New York, and will consist of the time period from 12:01 AM through 12:00 midnight, New York City time.

If we extend the Offer, are delayed in our acceptance for payment of the Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. As of the date of this Offer to Purchase, Purchaser has no intention to increase the Offer Price.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer described in Section 15 - “Conditions of the Offer” have not been satisfied. Under certain circumstances, we may also terminate the Merger Agreement and the Offer.

After the initial expiration of the Offer and acceptance of the Shares tendered in, and not validly withdrawn from, the Offer, we may decide pursuant to the Merger Agreement to provide a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act. A subsequent offering period is different from an extension of the Offer. A subsequent offering period is an additional period of not less than five business days and up to 20 business days beginning on the next business day following the then scheduled Expiration Date. Shares tendered during a subsequent offering period may not be withdrawn. If we elect to provide for a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. We will also immediately accept and promptly pay for any Shares validly tendered during the subsequent offering period.

We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, we will make a public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Under the Merger Agreement, if we do not acquire at least one more Share than 90% of the outstanding Shares (on a fully diluted basis) after the Acceptance Time, we have the option, subject to certain limitations, to purchase from EMS a number of newly issued Shares sufficient to cause us to own one Share more than 90% of the Shares (on a fully diluted basis) outstanding immediately after the exercise of such option at a price per Share equal to the Offer Price. We refer to this option as the “Top-Up Option.” We may exercise this right at any time after we deposit the Offer Price for the Shares tendered and accepted in the Offer (or, if later, in a subsequent offering period) with the Depositary and prior to the termination of the Merger Agreement in accordance with its terms. EMS can also require us to exercise the Top-Up Option. The Top-Up Option is not exercisable (a) to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed EMS’ then authorized and unissued Shares or (b) unless, immediately after such exercise and the issuance of Shares pursuant thereto, we would hold one Share more than 90% of the outstanding Shares.

EMS has provided us with its shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on EMS’ shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies, custodians and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Conditions of the Offer,” we will accept for payment Shares validly tendered and not validly withdrawn pursuant to the Offer on or prior to the Expiration Date and pay for such Shares promptly after the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act.

In all cases, including for Shares tendered during any subsequent offering period, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of:

•

the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,”

•

the Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of the Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Upon the deposit of funds with the Depositary, Purchaser’s obligation to ensure payment will be satisfied, and tendering shareholders must then look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the termination or withdrawal of the Offer.

3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date. Alternatively, a shareholder may be able to validly tender Shares by completing and returning the Notice of Guaranteed Delivery using the procedures set forth below.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer Shares into the Depositary’s account at DTC in accordance with DTC’s transfer procedures. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed copy), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you want to tender Shares in the Offer and the Share Certificates are not immediately available, time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on or before the Expiration Date, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

•	your tender is made by or through an Eligible Institution (as defined below);

•	the Depositary receives a properly completed and signed Notice of Guaranteed Delivery on or before the Expiration Date, substantially in the form made available by Purchaser; and

•

the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a manually signed copy thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery may be made by mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder of the Shares being tendered (which term, for purposes of this Section 3, includes any participant in DTC’s system whose name appears on a security position listing as the owner of the Shares), unless the holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•

the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature guaranteed by an Eligible Institution as provided in the Letter of Transmittal.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering shareholder, and the delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

The tender of the Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (a) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (b) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (c) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

For Shares to be validly tendered during any subsequent offering period, you must comply with the foregoing procedures, except that required documents and Share Certificates must be received during the subsequent offering period.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent, the Depositary, the Information Agent, EMS or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by the tendering shareholder. Upon such appointment, all prior powers of attorney, proxies and consents given by the shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by the shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of EMS’ shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders.

Information Reporting and Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (which we refer to as “IRS”) a portion (currently, 28%) of the amount of any payments made by Purchaser pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment of the Offer Price for Shares purchased pursuant to the Offer, each United States Holder (as defined below) must provide the Depositary with such shareholder’s correct taxpayer identification number (which we refer to as “TIN”) and certify that such shareholder is not subject to backup withholding by completing IRS Form W-9 enclosed with the Letter of Transmittal or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the shareholder, and payment of the Offer Price to the shareholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain shareholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding, provided that a valid exemption is established to the satisfaction of the Depositary. Each tendering non-United States Holder should submit an appropriate properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding. As used in this discussion, a “United States Holder” means a beneficial owner of Shares who or that is: (a) an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Internal Revenue Code of 1986, as amended (the “Code”); (b) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, or of any state thereof or the District of Columbia; (c) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (d) a trust, if a United States court can exercise primary supervision over the administration of the trust and (i) one or more United States persons have the authority to control all substantial trust decisions or (ii) if the trust was in existence on August 20, 1996, it has elected to continue to be treated as a United States person and it has met certain other requirements. A non-United States Holder is a beneficial owner of Shares that is not a United States Holder.

4. WITHDRAWAL RIGHTS.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 25, 2011, which is the 60th day from the date of the commencement of the Offer. No withdrawal rights will apply to Shares tendered during any subsequent offering period and no withdrawal rights will apply during a subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

For a withdrawal to be effective, a written or facsimile notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Date. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered the Shares. If

Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, Parent, the Depositary, the Information Agent, EMS or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to shareholders of EMS whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of EMS. The discussion is based on current provisions of the Code, existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to shareholders of EMS in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the IRS, and no opinion of counsel has been or will be rendered as to the tax consequences of the Offer and the Merger. This discussion does not apply to certain types of shareholders (including, without limitation, insurance companies, tax-exempt organizations, financial institutions, regulated investment companies, partnerships, S-corporations, and other pass-through entities and broker-dealers) which may be subject to special rules under the Code. This discussion does not address the United States federal income tax consequences to any shareholder of EMS who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, or a U.S. holder having a functional currency other than the U.S. dollar, nor does it consider the effect of any federal estate or gift tax laws or foreign, state or local tax laws. This discussion also does not address tax considerations that may be relevant to shareholders of EMS in light of their particular circumstances, such as shareholders of EMS holding Shares as part of a straddle, hedge, conversion, or constructive sale transaction, an integrated investment or other risk-reduction transaction or shareholders of EMS that are subject to the alternative minimum tax. This discussion does not address the United States federal income tax consequences to a shareholder who receives the merger consideration as the result of the vesting and/or the deemed exercise of stock options, as the result of the vesting of restricted EMS Common Stock or Shares otherwise received as compensation. If a partnership holds Shares, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors regarding the tax consequences of the Offer and the Merger.

Because individual circumstances may differ, each shareholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received for the Shares and the shareholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price per share in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shareholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gains recognized by a non-corporate shareholder upon a disposition of a Share generally will be eligible for reduced United States federal income tax rates. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a shareholder’s capital losses.

In general, EMS shareholders who exercise statutory dissenters’ rights in connection with the Merger will also recognize gain or loss. Any holder considering exercising statutory dissenters’ rights should consult his, her or its own tax advisor.

A shareholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6. PRICE RANGE OF THE SHARES; DIVIDENDS.

The Shares currently trade on the Nasdaq under the symbol “ELMG.” EMS has advised Parent and Purchaser that, as of the close of business on June 22, 2011, there were (i) 15,513,970 Shares outstanding (which number includes 129,139 unvested restricted shares of EMS Common Stock) and (ii) 1,151,925 Shares issuable upon exercise of outstanding stock options granted under EMS’ equity incentive plans.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period indicated, as reported by Nasdaq based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2009
First Quarter	$26.48	$17.07
Second Quarter	21.45	16.93
Third Quarter	23.17	17.55
Fourth Quarter	20.81	12.00
Fiscal Year Ending December 31, 2010
First Quarter	$16.82	$12.42
Second Quarter	17.70	13.78
Third Quarter	19.11	14.06
Fourth Quarter	20.51	16.81
Fiscal Year Ending December 31, 2011
First Quarter	$20.95	$17.58
Second Quarter (through June 24, 2011)	33.03	18.78

EMS has never paid a cash dividend on EMS Common Stock, and has retained its earnings to provide cash for the operation and expansion of its business. EMS cannot currently declare or make any cash dividends without the consent of the lenders under its revolving credit agreement. Future dividends, if any, will be determined by the EMS board of directors in light of the circumstances then existing, including EMS’ earnings and financial requirements and general business conditions.

In addition, the Merger Agreement provides that, except with the prior written consent of Parent, from the date of the Merger Agreement until the Effective Time, EMS will not, and will not permit its subsidiaries to, pay dividends. Shareholders are urged to obtain a current market quotation for the Shares.

7. CERTAIN INFORMATION CONCERNING EMS.

General. EMS is a leading provider of wireless connectivity solutions addressing the enterprise mobility, communications-on-the-move, tracking and in-flight connectivity markets for both commercial and government users. EMS focuses on the needs of the mobile information user and the increasing demand for wireless broadband communications. EMS’ products and services enable communications across a variety of coverage areas, ranging from global to regional to within a single facility. EMS’ business provides product solutions and services that enable aviation in-cabin wireless and satellite-based connectivity, security, vehicle and maritime tracking, and military RADAR/space and communication-on-the-move applications. EMS also provides product solutions and support services for use in supply chain management networks for warehousing, distribution and ports, as well as new markets such as field services and agriculture.

Certain EMS Projections. In connection with Parent’s due diligence review, EMS provided to Parent certain projected financial information concerning EMS, including certain non-risk adjusted unaudited financial forecasts prepared by its management (the “Projections”). Set forth below are summaries of the Projections provided to us. The inclusion of the Projections in this Offer should not be regarded as an admission or representation of EMS, Purchaser or Parent, or an indication that any of EMS, Purchaser or Parent or their respective affiliates or representatives considered, or now consider, the Projections to be a reliable prediction of actual future events or results, and the Projections should not be relied upon as such. The Projections are being provided in this document only because EMS made them available to Parent in connection with Parent’s due diligence review of EMS. None of EMS, Purchaser or Parent or any of their respective affiliates or representatives assumes any responsibility for the accuracy of the Projections or makes any representation to any shareholder regarding the Projections, and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error.

The Projections were prepared by and are the responsibility of EMS management. It is Parent’s understanding that the Projections were not prepared with a view to public disclosure or complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. It is also Parent’s understanding that EMS’ independent auditors have not examined, compiled or performed any procedures with respect to the Projections presented in this Offer, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that EMS may achieve the results contained in the Projections, and accordingly assume no responsibility for them and disclaim any association with them. Any achievability of the Projections is also subject to numerous risks and uncertainties including but not limited to the risks and uncertainties described under “Item 8. Additional Information—Projected Financial Information” in the Schedule 14D-9 and in EMS’ filings with the SEC. See “—Available Information” below. Readers of this Offer to Purchase are strongly cautioned not to place undue reliance on the Projections.

The Projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business. Many of these matters are beyond the Company’s control and the continuing uncertainty surrounding general economic conditions and in the industries in which the Company operates creates significant uncertainty around the Projections. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Because the Projections cover multiple years, such information by its nature becomes less reliable with each successive year. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of the Company to delay or cancel purchases of the Company’s products pending the consummation of the Offer and the Merger or the clarification of Parent’s intentions with respect to the conduct of the Company’s business thereafter. Further, the Projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

In addition, the Projections included non-GAAP measures under SEC rules, including EMS’ earnings from continuing operations before interest expense, income taxes, depreciation and amortization and excluding impairment-related charges, acquisition-related items, proxy contest costs and costs associated with a potential sale of EMS (“Adjusted EBITDA”) and EMS’ operating income, exclusive of impairment-related charges, acquisition-related items, proxy context costs and costs associated with a potential sale of EMS (“Adjusted Operating Income”). In addition, certain projected information prepared by EMS’ management presented a measure of Adjusted EBITDA that added back stock-based compensation. This information should not be considered in isolation or in lieu of EMS’ operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Projections may not be comparable to similarly titled measures of other companies. A quantitative reconciliation of projected Adjusted EBITDA or Adjusted Operating Income was not provided. EMS has informed us that not all of the information necessary for quantitative reconciliation is available to EMS at this time without unreasonable efforts; this is due primarily to variability and difficulty in making accurate detailed forecasts and projections. Accordingly, EMS did not believe that reconciling information for such projected figures would be meaningful.

	Fiscal Year Ending December 31,
	2011E	2012E	2013E	2014E
Net Revenue
GRM	$213.9	$249.5	$291.3	$338.6
Aero-Connectivity	183.9	205.9	228.6	259.7
Total	$397.8	$455.4	$519.9	$598.3
% Growth	12.0%	14.5%	14.2%	15.1%
Gross Profit	$150.0	$171.5	$197.1	$230.5
% Margin	37.7%	37.7%	37.9%	38.5%
SG&A	($96.0)	($97.9)	($103.9)	($109.7)
R&D	(28.6)	(36.0)	(41.8)	(47.0)

Adj. Operating Income(1)	$25.4	$37.5	$51.4	$73.8
% Margin	6.4%	8.2%	9.9%	12.3%
Depreciation	$11.4	$12.1	$12.4	$12.7
Amortization	6.9	7.7	7.0	3.7
Other Adjustments	(0.8)	—	—	—

Adjusted EBITDA(2)(3)	$42.9	$57.4	$70.8	$90.2
% Margin	10.8%	12.6%	13.6%	15.1%
Stock-based Compensation(2)	2.0	2.0	2.0	2.0
Selected Cash Flow Items:
Changes in Working Capital	($14.3)	($10.0)	($6.0)	($5.0)
Cash Flow from Operations	22.0	38.1	53.1	68.7
Capital Expenditures	(15.0)	(18.0)	(21.0)	(24.0)

Note: Dollars in millions.

(1)	Excludes impairment-related charges, acquisition-related items, proxy contest costs and costs associated with a potential sale of the Company.

(2)

Earnings from continuing operations before interest expense, income taxes, depreciation and amortization, and excluding impairment-related charges, acquisition-related items, proxy contest costs and costs associated with a potential sale of the Company. In addition, certain projected financial information prepared by the Company’s management presented a measure of Adjusted EBITDA that added back stock-based compensation to Adjusted EBITDA, resulting in projected Adjusted EBITDA of $44.9 million, $59.4 million, $72.8 million and $92.2 million, for the fiscal years ending December 31, 2011, 2012, 2013 and 2014, respectively.

(3)

The portions of Adjusted EBITDA attributable to the Company’s GRM and Aero-Connectivity businesses before deductions for certain corporate and other items that reduce total Adjusted EBITDA are as follows:

	Fiscal Year Ending December 31,
	2011E	2012E	2013E	2014E
Adjusted EBITDA
GRM	$22.9	$34.6	$42.8	$55.5
Aero-Connectivity	22.1	27.7	33.3	40.0

Available Information. EMS is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning EMS’ directors and officers, their remuneration, stock options granted to them, the principal holders of EMS’ securities, any material interests of such persons in transactions with EMS and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on March 23, 2011. Such information also will be available in EMS’ Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement annexed thereto. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including EMS, that file electronically with the SEC.

8. CERTAIN INFORMATION CONCERNING PARENT AND PURCHASER.

Parent is a Delaware corporation with its principal executive offices located at 101 Columbia Road, Morristown, New Jersey 07962. Parent’s telephone number is (973) 455-2000.

Parent is a diversified technology and manufacturing company, serving customers worldwide with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, turbochargers, automotive products, specialty chemicals, electronic and advanced materials, process technology for refining and petrochemicals, and energy efficient products and solutions for homes, business and transportation.

Purchaser’s principal executive offices are located at 101 Columbia Road, Morristown, New Jersey 07962. Purchaser’s telephone number is (973) 455-2000. Purchaser is a newly formed Georgia corporation and a wholly-owned subsidiary of Parent. Purchaser was formed for the purpose of making the Offer and has not conducted, and does not expect to conduct, any business other than in connection with the Offer and the Merger.

The name, business address, business phone number, citizenship, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Parent and Purchaser and certain other information are set forth in Schedule I to this Offer to Purchase.

The Aviation segment of EMS has various commercial agreements with Parent to provide products and services on corporate aircraft as well as commercial airlines. Among other matters, this segment of EMS provides Parent with products and services related to aeronautical antennas (mechanically and electronically-steered antennas connected to an aircraft’s antenna systems for live television from broadcast satellites) as well as avionics data networking products (routers and switches to manage Internet, entertainment and operational data aboard aircraft). None of these arrangements is material to Parent. Pursuant to this contractual relationship with Parent, EMS recognized revenue of approximately $14.3 million in EMS’ 2009 fiscal year and approximately $18.8 million in EMS’ 2010 fiscal year. In the normal course of contractual dealings, Parent and EMS may engage in ordinary course commercial disputes, but no such dispute has resulted in any actual litigation to date.

Except as described in this Offer to Purchase, as of the date of this Offer to Purchase: (a) none of Parent, Purchaser or, to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent, Purchaser or, to the knowledge of Parent and Purchaser, any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of EMS, (b) none of Parent, Purchaser or, to the knowledge of Parent and Purchaser, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of EMS during the past 60 days, (c) none of Parent, Purchaser or, to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of EMS (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations), (d) there have been no transactions that would require reporting under the rules and regulations of the SEC applicable to the Offer between Parent, Purchaser or any of their respective subsidiaries or, to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and EMS or any of its executive officers, directors or affiliates, on the other hand, and (e) there have been no contacts, negotiations or transactions between Parent, Purchaser or any of their respective subsidiaries or, to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and EMS or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Parent or Purchaser, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Parent or Purchaser, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser and Parent with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9. SOURCE AND AMOUNT OF FUNDS.

We estimate that we will need approximately $504 million (net of cash of EMS to be acquired in connection with the Merger) to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes payment in respect of outstanding stock options and restricted shares) and to pay estimated related transaction fees and expenses. Purchaser’s obligation to accept for payment Shares tendered in the Offer is not conditioned upon obtaining financing. Purchaser intends to obtain such funds by means of a capital contribution from Parent. Parent will provide Purchaser with sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger. Parent has available to it the necessary funds from its cash on hand to cause Purchaser to have sufficient funds available at the Expiration Date to complete the Offer and the Merger, which funds may include proceeds from the issuance of commercial paper.

Purchaser believes the financial condition of Purchaser and Parent is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) Purchaser, through its parent company, Parent, will have sufficient funds and financial resources available to purchase all Shares validly tendered in the Offer or acquired in the Merger, (iii) the Offer is not subject to any financing condition and (iv) if Purchaser consummates the Offer, Purchaser will acquire any remaining Shares for the same cash price in the Merger.

10. BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH EMS.

Parent is an active participant in the global mergers and acquisitions market and routinely seeks to acquire companies that can augment the growth, profitability, technology and market positions of existing Parent businesses. Parent consistently engages in discussions with regard to potential acquisitions in response to both company-initiated sale processes as well as internally generated opportunities. Parent is well known by other participants within its relevant industry segments and engages in dialogue with such participants regarding potential strategic transactions from time to time.

From December 2008 to September 2009, Parent’s representatives engaged in a series of discussions with EMS management regarding the potential acquisition of the LXE business of EMS. In January 2009, Parent and EMS signed a mutual nondisclosure agreement, and EMS provided Parent with summary level information related to the LXE business only. After a series of follow up discussions regarding such information, EMS representatives indicated that EMS was not interested in a sale of only the LXE business.

During July 2010, representatives of Parent contacted EMS management to determine if they would have any interest in restarting discussions regarding a possible acquisition of LXE. EMS management declined to re-engage in discussions.

On September 27, 2010, MMI Investments L.P. (“MMI”), at that time, approximately a 7.1% shareholder of EMS, sent EMS a letter urging the EMS board of directors to form a special committee of independent directors to pursue strategic alternatives, including a potential sale of EMS in whole or in parts.

During October 2010, representatives of Parent contacted members of EMS management to inquire about a potential business transaction with EMS, including a sale of EMS in its entirety or certain of EMS’ business units. At an industry conference held from October 19 to October 21, 2010, Parent’s and EMS’ management engaged in general business discussions in which Parent expressed its interest in pursuing a potential business transaction with EMS. EMS management indicated that EMS was not interested in pursuing a transaction at that time. In December 2010, during a general business discussion, Parent’s management and EMS’ managment discussed a potential transaction, at which meeting EMS management indicated that EMS may be amenable to having a meeting to discuss joint business opportunities during the early part of 2011.

In January and February 2011, representatives of Parent attempted to contact EMS management to discuss EMS’ interest in an acquisition transaction. On February 2, 2011, MMI publicly filed the announcement of its nomination of a slate of four independent director nominees for election to the EMS board of directors at the 2011 annual meeting of EMS shareholders.

On March 4, 2011, representatives of Parent spoke with representatives from BofA Merrill Lynch, EMS’ financial advisor. During this discussion, representatives of Parent re-affirmed Parent’s interest in the entire EMS business and requested a meeting with EMS and its advisors to further discuss the potential for a transaction. EMS representatives indicated that EMS was not interested in pursuing a transaction at that time, that the EMS board of directors had been previously made aware of Parent’s interest, and that they would report the matter again to the EMS board of directors.

On April 18, 2011, EMS management and representatives from BofA Merrill Lynch contacted Parent’s representatives to inform Parent that the EMS board of directors had elected to explore strategic alternatives for EMS, including a potential sale of EMS in its entirety through an auction process. EMS made a public announcement regarding this decision on April 19, 2011, noting that it had received inquiries from potentially interested acquirers and that it would initiate a formal process to explore strategic alternatives.

On April 25, 2011, Parent and EMS executed a confidentiality agreement in connection with Parent’s financial, operational and legal due diligence. On April 26, 2011, Parent received a letter from BofA Merrill Lynch that outlined the procedures for the submission of a non-binding indication of interest, which was due May 9, 2011. On April 27, 2011, representatives of Parent attended a meeting in Atlanta, Georgia, at which EMS management made a presentation about the Company and answered questions from representatives of Parent.

On May 9, 2011, Parent submitted its non-binding indication of interest to BofA Merrill Lynch, which set forth a purchase price range of $28 - $31 per share of EMS Common Stock. On May 12, 2011, representatives of BofA Merrill Lynch informed representatives of Parent that Parent’s proposal was sufficiently competitive to allow it to participate in the second round of the auction. Representatives of EMS indicated that there would be an online data room and that EMS would be hosting additional management meetings.

On May 19, 2011, Parent received a letter from BofA Merrill Lynch that outlined the procedures for the submission of a final proposal, which was due on June 9, 2011, and requested that prior to such time Parent submit comments on an initial draft of the merger agreement, which was made available through the online data room on May 24, 2011.

From May 12, 2011 to June 9, 2011 a number of meetings were held between Parent and EMS representatives (including their respective advisors) relating primarily to due diligence matters. On May 24, 2011, EMS representatives hosted an in-person meeting with Parent representatives to make an additional management presentation regarding the Company, which included projected financial performance. See Section 7—“Certain Information Concerning EMS—Certain EMS Projections.”

From May 27, 2011 through June 12, 2011, Parent’s representatives and counsel conducted diligence review, including the documents provided in the online data room. On May 29, 2011, Parent and EMS executed another confidentiality agreement covering certain information that EMS considered competitively sensitive, which information could be reviewed only by selected business and legal representatives of Parent.

On June 6, 2011, Parent submitted its markup of the draft merger agreement to BofA Merrill Lynch. On June 7, 2011, Parent’s counsel had a conference call with EMS’ counsel to discuss issues raised by EMS’ counsel regarding Parent’s markup of the draft merger agreement.

On June 9, 2011, Parent submitted a revised proposal to acquire EMS at a price of $33 per share of EMS Common Stock. In addition, in its proposal, Parent addressed some of the contract points previously raised by EMS’ counsel and noted that, in connection with signing the merger agreement, Parent would want to retain Constandino Koutrouki, who is currently Vice President and General Manager of Global Resource Management, an operating segment of EMS.

Later on June 9, 2011, representatives of Parent and its counsel held additional telephone discussions with EMS’ counsel regarding various provisions in the draft merger agreement.

On June 10, 2011, representatives of BofA Merrill Lynch contacted representatives of Parent and indicated that, the EMS board of directors had met and decided that based on the proposals submitted, EMS wanted to continue its efforts to reach a definitive agreement with Parent. BofA Merrill Lynch also noted that EMS would be continuing discussions with another party. BofA Merrill Lynch’s representatives indicated that if a satisfactory merger agreement could be negotiated, the EMS board of directors would meet on Sunday, June 12, 2011 to review the terms of the definitive agreement, with the goal of announcing a transaction on the morning of Monday, June 13, 2011. In the evening of June 10, 2011, EMS’ counsel sent a revised merger agreement back to Parent and its counsel.

Contract negotiations continued over the weekend, with counsel to the parties exchanging several drafts of the merger agreement and related documents. On June 11, 2011 and June 12, 2011, Parent’s and EMS’ legal advisors held several conference calls to review and negotiate the draft merger agreement.

On the evening of June 12, 2011, the EMS board of directors held a meeting, after which EMS representatives contacted representatives of Parent and its counsel to confirm that Parent was selected as the final, preferred bidder for a transaction and informed Parent and its counsel that EMS legal counsel would be sending a revised merger agreement later that evening. Following multiple contract negotiations between counsel of the respective parties later that evening and through the early morning of the next day, the merger agreement was executed and delivered on Monday, June 13, 2011, and the parties issued a press release relating to the transaction.

11. THE MERGER AGREEMENT; OTHER AGREEMENTS.

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Parent and Purchaser.” Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement. For a complete understanding of the Merger Agreement, you are encouraged to read the Merger Agreement in its entirety.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer on or before June 27, 2011. Subject to the satisfaction of the Minimum Tender Condition and the other conditions that are described in Section 15—“Conditions of the Offer,” the Merger Agreement provides that Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn in the Offer as soon as practicable after the Expiration Date.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right in the Merger Agreement to waive, in whole or in part, any or all conditions to the Offer or to modify the terms of the Offer, but we cannot, without EMS’ consent:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price;

•	amend or waive the Minimum Tender Condition;

•

add to or impose conditions to the Offer other than the conditions to the Offer described in Section 15—“Conditions of the Offer” or modify any condition to the Offer in a manner adverse in any respect to any holder of Shares;

•	except as otherwise provided in the Merger Agreement (including as described below), extend the Expiration Date;

•	change the form of consideration payable in the Offer; or

•	otherwise amend or modify the Offer in any manner adverse to the holders of Shares.

The Merger Agreement contains provisions that govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

•

if any of the conditions to the Offer are not satisfied or waived by Parent or Purchaser, and provided that it is reasonably expected that such condition or conditions may be satisfied prior to the initial Outside Date of September 30, 2011, then Purchaser must extend the Offer on one or more occasions for successive periods of up to ten business days each with the length of such extension period to be determined by Parent or Purchaser until such time as all conditions to the Offer are satisfied or waived;

•	Purchaser must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer;

•	Purchaser is not required to extend the Offer beyond the initial Outside Date, or, if the initial Outside Date is extended as described below, the extended Outside Date; and

•

if the Merger Agreement is terminated, the Offer will terminate and accordingly, no extensions will be required. For a description of the circumstances where the Merger Agreement can be terminated, see Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination.”

The initial Outside Date for the completion of the Offer is September 30, 2011. Purchaser must automatically extend such initial Outside Date until the earlier of (i) 7 days after all conditions to the Offer are satisfied or waived and (ii) December 31, 2011 under the following circumstances:

•

If on September 30, 2011, all of the conditions to the Offer are satisfied or waived by Parent or Purchaser (other than the Minimum Tender Condition and the condition with respect to delivery of the officer certificate by EMS, provided that it is reasonably likely that such conditions would be satisfied if the Offer were to be consummated on such date); and

•	On September 30, 2011, any of the following conditions has not been satisfied:

—

either of the two Governmental Entity Conditions (solely as a result of an order, judgment, law or decree in effect resulting in a Divestiture Condition or solely as a result of the commencement of a suit, action or proceeding seeking a Divestiture Condition);

—

the Competition Laws Condition (regarding expiration or termination of the applicable waiting period under the HSR Act, and the expiration or termination of applicable waiting periods, or receipt of required approvals, under the anti-competition laws of Austria and Canada); or

—	the FCC Condition (regarding receipt of required approvals from the FCC).

After the expiration of the Offer and acceptance of the Shares tendered, and not validly withdrawn, from the Offer, we may decide pursuant to the Merger Agreement to provide for a subsequent offering period. A subsequent offering period, if included, will be an additional period of not less than five business days and up to 20 business days beginning on the next business day following the then scheduled Expiration Date, during which any remaining shareholders may tender, but not withdraw, their Shares and receive the Offer Price. If we include a subsequent offering period, Purchaser will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering shareholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

Top-Up Option. Pursuant to the Merger Agreement, EMS granted to Purchaser a one-time irrevocable Top-Up Option to purchase, at a price per Share equal to the Offer Price, the number of Shares that, when added to the number of Shares owned by Parent and Purchaser and their subsidiaries immediately prior to the exercise of the Top-Up Option, constitute one Share more than 90% of the issued and outstanding Shares on a fully diluted basis immediately after the exercise of such option. However, the Top-Up Option is not exercisable (a) to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed EMS’ then authorized and unissued Shares (treating Shares held in EMS’ treasury as unissued and giving effect to the Shares reserved for issuance under all outstanding stock options, restricted stock and other rights to acquire Shares as if such Shares were outstanding) or (b) if any other provision of applicable law or judgment, injunction order or decree prohibits the exercise of the Top-Up Option or the delivery of the Shares issuable upon exercise of the Top-Up Option. The Top-Up Option can only be exercised once. EMS can also require Purchaser to exercise the Top-Up Option.

In addition, we cannot exercise the Top-Up (a) if the Minimum Tender Condition was waived, or (b) unless, immediately after such exercise and the issuance of Shares pursuant thereto, we would hold one Share more than 90% of the outstanding Shares.

Subject to the above limitations, we may exercise the Top-Up Option at any time after payment for the accepted Shares in the Offer has been deposited with the Depositary (including payment for all Shares tendered during any subsequent offering period) and prior to the termination of the Merger Agreement in accordance with its terms. If no subsequent offering period is provided, our intent is to exercise the Top-Up Option at the end of the initial Offer period. The Shares issued under the Top-Up Option are referred to as the “Top-Up Shares.”

The exercise price for the Top-Up Option may be paid by Purchaser entirely in cash or, at Purchaser’s election, in cash for the amount equal to at least the aggregate par value of the Top-Up Shares, and, with respect to the remaining amount, by delivery of a full recourse promissory note bearing interest at 2% per annum, with principal and interest due one year after the purchase of the Top-Up Shares, and prepayable in whole or in part without premium or penalty. Each of EMS, Parent and Purchaser is required to use reasonable best efforts to cause the closing of the purchase of the Top-Up Shares to occur on the same day that the Top-Up Option is exercised.

EMS Board of Directors. Under the Merger Agreement, after the Acceptance Time, Parent is entitled to designate a number of directors, rounded up to the next whole number, to the board of directors of EMS that is equal to the total number of directors on EMS’ board (after giving effect to the directors elected or appointed pursuant to this sentence) multiplied by the percentage that the Shares beneficially owned by Parent (including Shares accepted for payment pursuant to the Offer and the Top-Up Shares) bears to the total number of Shares then outstanding but in no event less than a majority of the aggregate number of directors on the EMS board of directors. At Purchaser’s request, EMS will promptly take all necessary action to enable Purchaser’s designees to be elected or appointed to EMS’ board of directors in compliance with applicable law, including increasing the size of EMS’ board of directors, filling vacancies or newly created directorships on EMS’ board of directors, and obtaining the resignations of its current directors. After Purchaser accepts for payment any Shares validly tendered in the Offer, EMS also agreed to cause Purchaser’s designees to serve, in the same percentage (rounded up to the next whole number) as they hold on the board of directors, on each committee of EMS’ board of directors, to the extent permitted by applicable law and the applicable Nasdaq rules.

After Purchaser’s designees constitute a majority of EMS’ board of directors, but prior to the Effective Time, the EMS board of directors will continue to include at least three continuing, non-officer, independent directors (“independence” requirements defined by continuing listing standards of the Nasdaq Global Select Market) (such directors, the “Continuing Directors”). After the Acceptance Time, but prior to the Effective Time of the Merger, the approval of a majority of the Continuing Directors is required for EMS to:

•	amend, modify or terminate the Merger Agreement;

•	extend the time for the performance of any of the obligations of Parent or Purchaser under the Merger Agreement;

•	take any action of EMS under the Merger Agreement which could adversely affect EMS shareholders;

•	amend the articles of incorporation or bylaws of EMS in any manner adverse to its shareholders; or

•	waive any of EMS’ obligations or rights under the Merger Agreement.

The Merger. The Merger Agreement provides that, upon and subject to the conditions of the Merger Agreement, and in accordance with the Georgia Business Corporation Code (“GBCC”), at the Effective Time:

•	Purchaser will be merged with and into EMS, and the separate existence of Purchaser will cease; and

•	EMS will continue as the surviving corporation in the Merger (which we refer to in this discussion as the “Surviving Corporation”).

At the Effective Time, (i) the articles of incorporation of EMS will be amended in their entirety to be identical to the articles of incorporation of Purchaser in effect immediately prior to the Merger and (ii) the bylaws of Purchaser in effect immediately before the Effective Time will become the bylaws of the Surviving Corporation, in each case with references to Purchaser amended to become references to EMS as the Surviving Corporation.

Conditions to Closing of the Merger. The obligations of the parties to complete the Merger are subject to the satisfaction or (to the extent permitted by law) waiver of the following conditions:

•	the Merger must have been approved by the necessary vote of EMS shareholders (the “Company Requisite Vote”), if required by applicable law to effect the Merger;

•

no temporary, preliminary or permanent injunction, judgment or other law shall have been issued, enacted, promulgated, enforced or entered by any court or governmental entity that restrains, enjoins or otherwise prohibits the consummation of the Merger;

•	Purchaser shall have accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer (including in any subsequent offering period); and

•	any subsequent offering period shall have expired.

Effect on Capital Stock. At the Effective Time:

•

each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled as described below (“Excluded Shares”) and other than Shares held by a holder who has perfected dissenters’ rights with respect to such Shares under Georgia law) (“Dissenting Shares”) will be converted into the right to receive the Offer Price upon surrender of Shares in accordance with the Merger Agreement, net to the holder in cash and without interest and less any applicable withholding of taxes;

•

Shares held by EMS, Parent, Purchaser or any of their respective subsidiaries immediately prior to the Effective Time will automatically be canceled and will cease to exist, without any payment or consideration;

•

each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation; and

•

each Dissenting Share will be canceled and cease to be outstanding at the Effective Time, except with respect to the right to receive the “fair value” payment in connection with the holder’s valid perfection of dissenters’ rights under Georgia law. See Section 17 —“Dissenters’ Rights.”

At the Effective Time, the Shares will no longer be outstanding and will automatically be canceled and will cease to exist. Each holder of a certificate, or evidence of shares held in book-entry form, that immediately prior to the Effective Time represented any such Shares will cease to have any rights with respect thereto, except the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”) in accordance with the terms of the Merger Agreement, or, with respect to Dissenting Shares, the right to receive payment in accordance with dissenters’ rights. At the Effective Time, Parent will, or will cause the Surviving Corporation to, deposit with the Paying Agent funds in amounts and at the times necessary for the payment of the Merger Consideration to be paid to holders of Shares in the Merger.

Treatment of Options. Pursuant to the Merger Agreement, each option that was granted under EMS’ equity incentive plans (“Company Options”) that is outstanding prior to the Acceptance Time will, upon commencement of the Offer, become 100% vested and will be exercisable any time before the Acceptance Time (provided that the Acceptance Time occurs). Any Company Option that is not exercised by the Acceptance Time, will, at the Effective Time, be converted into the right to receive an amount in cash equal to the product of (A) the number of Shares subject to such Company Option multiplied by (B) the excess, if any, of the Offer Price over the exercise price per Share, without interest thereon and less any applicable withholding of taxes. Any Company Option with an exercise price higher than the Offer Price (“Underwater Option”) will be canceled without payment of any consideration.

Treatment of Restricted Shares. Immediately prior to the Acceptance Time, the restrictions on the restricted EMS Common Stock will lapse and all shares of restricted stock will vest. Shares of restricted EMS Common Stock may be tendered pursuant to the Offer.

Treatment of EMS’ Employee Stock Purchase Plan (“ESPP”). Pursuant to the Merger Agreement, EMS has agreed that (a) no further purchase rights will accrue to ESPP participants after the date of the Merger Agreement, (b) ESPP participants will automatically receive their accrued purchase rights under the ESPP upon termination of the ESPP and (c) the ESPP will terminate upon the Effective Time.

Merger Without a Meeting of Shareholders; Shareholders’ Meeting. If, following the Offer and any subsequent offering period and the exercise, if any, of the Top-Up Option, Parent, Purchaser and their affiliates will own at least one Share more than 90% of the outstanding Shares, Parent, Purchaser and EMS will take all necessary and appropriate action to consummate a short-form merger without an EMS shareholders meeting in accordance with the GBCC. The short-form merger would be required to occur as soon as practicable after the later of expiration date of the Offer or any subsequent offering period and, if applicable, the closing of the purchase of the Top-Up Shares.

Unless Parent has consummated the short-form merger described above, EMS will, as promptly as practicable following the Acceptance Time, set a record date for, and cause a meeting (“Shareholder Meeting”) to be called and held for the purpose of voting on the adoption of the Merger Agreement, and prepare and file with the SEC a preliminary proxy or information statement relating to the Shareholder Meeting. EMS’ board of directors will recommend to its shareholders to adopt the Merger Agreement, and will include such recommendation in the proxy or information statement. At the Shareholders Meeting, Parent will cause all Shares acquired pursuant to the Offer and all other Shares owned by Parent or Purchaser or any of their subsidiaries to be voted in favor of the adoption of the Merger Agreement. In such case, the approval of the Merger Agreement would be assured, assuming satisfaction of the Minimum Tender Condition, because of Purchaser’s ownership of at least a majority of the Shares on a fully diluted basis following completion of the Offer.

Representations and Warranties. The Merger Agreement contains representations and warranties made by EMS to Parent and Purchaser and representations and warranties made by Parent and Purchaser to EMS. The representations and warranties in the Merger Agreement were made solely for purposes of the Merger Agreement, were the product of negotiations among EMS, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including disclosure letters provided by the respective parties. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholders, used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact or qualified by separate schedules or EMS’ public filings. Moreover, inaccuracies in the representations and warranties are subject to waiver by the parties to the Merger Agreement without notice to you. Accordingly, you should not rely on the representations and warranties contained in the Merger Agreement as statements of actual facts.

In the Merger Agreement, EMS has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to EMS and its subsidiaries, such as organization, good standing, qualification, power and authority to operate its business;

•	capitalization, capital structure and subsidiaries;

•	corporate power and the validity of the Merger Agreement, including unanimous approval by EMS’ board of directors;

•	receipt of a fairness opinion from EMS’ financial advisor;

•	no violations of laws, judgments, governance documents or contracts because of the Offer or the Merger;

•	required consents and approvals with respect to the Offer and the Merger;

•	financial statements and public SEC filings;

•	internal controls and compliance with the Sarbanes-Oxley Act;

•	no undisclosed liabilities;

•	the information included in certain documents filed with the SEC or disseminated to EMS’ shareholders in connection with the Offer and the Merger;

•	conduct of business and the absence of a Company Material Adverse Effect and certain other actions since December 31, 2010 through the date of the Merger Agreement;

•	litigation;

•	employee benefit plans, ERISA matters and certain related employee matters;

•	compliance with laws and permits;

•	material contracts;

•	liens and title to real property;

•	the inapplicability of state takeover statutes;

•	compliance with laws and permits;

•	environmental matters;

•	taxes;

•	labor and employment matters;

•	intellectual property;

•	insurance;

•	brokers and finders;

•	government contracts;

•	related party transactions; and

•	key customers and suppliers.

Some of the representations and warranties in the Merger Agreement made by EMS are qualified as to “materiality” or “Company Material Adverse Effect.” The definition of “Company Material Adverse Effect” is described in Section 15—“Conditions of the Offer.”

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to EMS with respect to, among other things:

•	organization, good standing, power and authority;

•	corporate power and validity of the Merger Agreement;

•	no violations of laws, judgments, governance documents or contracts because of the Offer or the Merger;

•	required consents and approvals with respect to the Offer and the Merger;

•	the information included in certain documents filed with the SEC or disseminated to EMS shareholders in connection with the Offer and the Merger;

•	litigation;

•	the availability of funds to consummate the Offer and the Merger;

•	capitalization of Purchaser;

•	brokers and finders;

•	Parent’s and Purchaser’s holdings of Shares; and

•	non-reliance on EMS projections.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality.”

None of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Effective Time. This limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Conduct of Business Pending the Merger. Except (a) as disclosed in writing by EMS to Parent and Purchaser prior to execution of the Merger Agreement, (b) expressly contemplated by the Merger Agreement, (c) required by applicable law, or (d) unless Parent has given its prior written consent, which will not be unreasonably withheld, conditioned or delayed, from the date of the Merger

Agreement until the Effective Time or until the termination of the Merger Agreement, EMS will and will cause its subsidiaries to:

•	conduct their businesses in all material respects in the ordinary course consistent with past practice; and

•	use reasonable best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners.

In addition, subject to the same above-described exceptions as well as other exceptions and thresholds and in some cases, “materiality” qualifiers, from the date of the Merger Agreement until the Effective Time, EMS will not, and will not permit its subsidiaries to, among other things:

•	amend its or its subsidiaries’ articles of incorporation, bylaws or other similar organizational documents;

•

issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock or equity interests, any voting securities or any securities convertible or exchangeable for, or any rights, warrants, or options or acquire any such shares of capital stock or equity interests, voting securities convertible securities or phantom stock or stock appreciation rights, except for the issuance of Shares issuable upon the exercise of options outstanding as of the date of the Merger Agreement;

•	reclassify, split or combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other equity interests;

•

declare, set aside, make or pay dividends or other distributions (whether in cash, stock or property) in respect of any of its capital stock or equity interests, except for dividends paid by any direct or indirect wholly-owned subsidiary of EMS to its parent or another EMS subsidiary;

•

acquire (through merger, consolidation, stock or asset acquisition or other business combinations) any entity, business, division, or, other than in the ordinary course of business consistent with past practice, any material assets;

•

incur, create, assume or otherwise become liable for any indebtedness for borrowed money, other than in the ordinary course of business consistent with past practice, or draws on any existing EMS credit facility or line of credit, issue any debt securities or any right to acquire debt securities or assume, guarantee, endorse or otherwise become responsible or liable for any material liabilities of another person, except for the guarantee of any liability of EMS or its subsidiaries;

•

enter into any hedging or similar financial arrangement to protect EMS and its subsidiaries against commodities price, interest or exchange rate fluctuations, other than in the ordinary course of business consistent with past practice;

•	make any material loans, advances or capital contributions to, or investments in, persons other than EMS’ wholly-owned subsidiaries and other than in the ordinary course of business;

•	sell, lease, license, encumber or otherwise dispose of or transfer any material amount of its assets other than in the ordinary course of business;

•	make or commit to any capital expenditures other than as contemplated by EMS’ 2011 forecast or as not to exceed $1,000,000 in the aggregate;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•

waive, settle, satisfy or compromise any material claim or pending or threatened material action, except in the ordinary course of business, to the extent subject to reserves existing on the date of the Merger Agreement, or involving amounts outside the ordinary course of business not to exceed $250,000 individually or $1,000,000 in the aggregate;

•

enter into, amend, modify, cancel or consent to the termination of any material contract in existence on the date of Agreement or any future material contract, other than in the case of customer or supplier material contracts if entered into in the ordinary course of business consistent with past practice and on terms that in EMS’ discretion are not reasonably expected to be materially adverse to EMS and its subsidiaries;

•

accelerate the vesting of payment of any compensation or benefit under any EMS benefit plan, except as required by the terms of such plan, the Merger Agreement, applicable law or existing change in control or employment agreements;

•

increase the compensation, benefits or bonuses to current or former directors, officers or employees, except for increases required under employment agreements existing on the date of the Merger Agreement or other than general increases in wages to employees who are not officers, directors or affiliates of EMS in the ordinary course of business consistent with past practice;

•	enter into or amend any employment agreement, change of control or severance agreement, or establish, adopt, enter into or amend any EMS benefit plan;

•	enter into, amend, modify, cancel or consent to the termination of any current or future collective bargaining agreement or other labor union agreement;

•	enter into, renew or amend in any material respect any transaction, contract, arrangement or understanding between EMS or its subsidiaries and any of their affiliates;

•

assign, transfer, license or sublicense, mortgage or encumber any of EMS’ or its subsidiaries’ intellectual property, or fail to pay any fee, take any action or make filings reasonably necessary to maintain its ownership and protect its interests in such intellectual property;

•

make or change any tax election, settle or compromise any tax liability, file any amended income or other material tax return, enter into any closing agreement, settle any material claim or assessment in respect of taxes, agree to any adjustment of any tax attribute or consent to any extension or waiver of the limitation period applicable to any tax claim or assessment;

•	change (or make a request to any governmental entity to change) any of its methods of reporting income or deductions for federal income tax purposes;

•	write up, down or off the book value of any of its material assets, except as required by GAAP;

•	make any change in its existing methods of accounting, except as required by GAAP or applicable law, the SEC, or as recommended by EMS’s independent auditor; or

•	agree in writing to do any of the foregoing actions.

No Solicitation of Acquisition Proposals. EMS agreed that neither it nor any of its subsidiaries will, or will authorize or permit any of its and its subsidiaries’ directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “representatives”) to, and EMS must use reasonable efforts to cause such representatives not to, directly or indirectly:

•

initiate, or solicit, or knowingly facilitate or knowingly encourage (including through furnishing of non-public information or waiving any standstill provision), any inquiries or the making of any proposal or offer or any other efforts that constitute or would reasonably be expected to lead to a Acquisition Proposal (as defined below); or

•

engage in or otherwise participate in any discussions or negotiations regarding, or provide to any person or entity any non-public information relating to, or otherwise knowingly assist any person or entity with respect to, any Acquisition Proposal, except to state that they are not permitted to have discussions or to disclose or refer to the non-solicitation restrictions in the Merger Agreement.

However, prior to the Acceptance Time, EMS or its board of directors may do any of the following, subject to the additional conditions described below:

(i)	provide non-public information about EMS and its subsidiaries in response to an unsolicited bona fide Acquisition Proposal, if the following conditions are satisfied:

•

EMS obtains from the person requesting such information an executed confidentiality agreement on terms not less restrictive to the other party in the aggregate than those contain in EMS’ confidentiality agreement with Parent;

•

EMS notifies Parent at least 48 hours before providing such information, identifies the person making the Acquisition Proposal, and includes a copy of the Acquisition Proposal, or if such Acquisition Proposal was not written, provides a description of its material terms and conditions;

•	EMS immediately discloses and provides any available copies of such information to Parent to the extent not previously provided; and

•

EMS does not disclose any commercially sensitive non-public information in a manner inconsistent with its past practices of disclosing similar information in the context of evaluating Acquisition Proposals prior to the date of the Merger Agreement;

(ii)

engage, facilitate and participate in discussions or negotiations with the person who made such an unsolicited bona fide written Acquisition Proposal, or waive any standstill provision for the sole purpose of allowing such person to make a confidential Acquisition Proposal to the EMS board of directors, so long as EMS provides Parent a specified notice of the Acquisition Proposal at least 48 hours before hand, which notice specifies that the Company is intending to engage in discussions or negotiations;

(iii)

after having complied with its obligations with respect to a change of board recommendation, which are generally described in subsection entitled “Company Board Recommendation; Change of Board Recommendation” below (the “Change of Board Recommendation Obligations”), approve, recommend, or otherwise declare advisable (or propose to do any of the foregoing, publicly or otherwise) such an Acquisition Proposal; and

(iv)

after having complied with its Change of Board Recommendation Obligations, terminate the Merger Agreement to enter into an Alternative Acquisition Agreement (as defined below) in accordance with the Merger Agreement.

In addition, the following conditions must be satisfied prior to EMS taking the above-described actions:

•	with respect to the actions described in clauses (i), (ii), (iii) and (iv) above:

—

the EMS board of directors determined in good faith after consultation with outside legal counsel that failure to take such action would be inconsistent with its fiduciary duties under applicable law; and

—

EMS has not breached in any material respect its non-solicitation, Change of Board Recommendation Obligations or the other obligations described under the subsections entitled “No Solicitation of Acquisition Proposals” and “Company Board Recommendation; Change of Board Recommendation” described below.

•	with respect to the actions described in clauses (i) and (ii) above:

—

the EMS board of directors has determined in good faith based on the information then available and after consultation with its financial advisor that such Acquisition Proposal constitutes a Superior Proposal (as defined below) or may lead to a Superior Proposal;

•	with respect to the actions described in clauses (iii) and (iv) above:

—	the EMS board of directors has determined in good faith based on the information then available and after consultation with its financial advisor that such Acquisition Proposal is a Superior Proposal.

EMS also agreed that it will immediately cease and cause to be terminated all existing discussions and negotiations between EMS, its subsidiaries or their respective representatives with any parties conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal. EMS also agreed to promptly request that each person or entity that executed a confidentiality agreement in the past 6 months in connection with its proposed acquisition of EMS return or destroy all confidential information previously furnished to such person.

EMS agreed that, no later than 24 hours after receipt, it will advise Parent regarding any proposals or offers with respect to an Acquisition Proposal received by it or any of its representatives, indicate the material terms and conditions of any such proposals or offers, provide copies of such proposals, acquisition agreements and other material agreements and related documents (including all material drafts), and all related material correspondence. EMS must keep Parent promptly informed of the status and terms of any such proposals or offers and any amendments.

Notwithstanding its non-solicitation obligations in the Merger Agreement, EMS may make any disclosure to its shareholders of positions contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act, or, if the EMS board of directors determines in good faith (after consultation with outside legal counsel), that such disclosure is required by applicable law, may comply with its disclosure obligations under such applicable laws with regard to any Acquisition Proposal if, in each case, EMS, to the extent practicable, provides Parent with a reasonable opportunity to comment on and review any such disclosure. The Merger Agreement further provides that any disclosure that is a mere “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act is not considered to be a Change of Recommendation (as defined below).

Company Board Recommendation; Change of Board Recommendation. EMS’ board of directors has recommended that EMS shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt and approve the Merger Agreement and approve the Merger. This is referred to as the “Company Recommendation.”

The Merger Agreement provides that, except as described below, neither EMS’ board of directors nor any committee of the board will:

•

withhold, withdraw, qualify or modify in a manner adverse to Parent and Purchaser, or publicly propose to withhold, withdraw, qualify or modify in a manner adverse to Parent and Purchaser, the Company Recommendation or approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (as defined below);

•

fail to publicly recommend against any Acquisition Proposal or fail to publicly reaffirm the Company Recommendation within two business days after Parent so requests or make any public statement that conflicts with the Company Recommendation;

•	fail to include the Company Recommendation in the Schedule 14D-9 documents; or

•

except after validly terminating the Merger Agreement as described in clause (c) of Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination,” cause or permit EMS to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement (except for a confidentiality agreement in compliance with the exceptions to EMS’ non-solicitation obligations described above) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal (an “Alternative Transaction”).

However, prior to the Acceptance Time, the EMS board of directors may take any of the following actions (each, a “Change of Recommendation”) after a good-faith determination (after consultation with outside legal counsel) that failure to effect such a Change of Recommendation would be inconsistent with its fiduciary duties under applicable law:

•	withhold, withdraw, qualify or modify the Company Recommendation with respect to a Superior Proposal;

•	approve, recommend or otherwise declare advisable any Alternative Transaction with respect to a Superior Proposal; or

•	cause EMS to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal.

However, EMS cannot effect a Change of Recommendation or validly terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (a) unless EMS has not breached its non-solicitation obligations in any material respect or breached its Change of Board Recommendation Obligations and (b) until after:

•

at least two business days following Parent’s receipt of notice from EMS advising that its board of directors has received a Superior Proposal or an Acquisition Proposal that may lead to a Superior Proposal (a “Determination Notice”);

•

having provided Parent the opportunity to meet with EMS representatives during the such two business day period, and having its representatives negotiate in good faith with Parent during such two business day period; and

•

Parent does not make a proposal during such two business day period that would, in the good faith judgment of EMS board of directors (after consultation with its outside legal counsel and financial advisor), permit the EMS board of directors to maintain the Company Recommendation and not make a Change of Recommendation or cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as applicable.

The Determination Notice must state that the EMS board of directors is considering making a Change of Recommendation in the case of a Superior Proposal or Acquisition Proposal that is likely to lead to a Superior Proposal and include information relating to the offer or proposal required to be provided under the Merger Agreement.

The Merger Agreement provides that any material amendments to any Acquisition Proposal with respect to which the EMS board of directors provides a Determination Notice or any amendments to any Acquisition Proposal as to which the EMS board of directors previously notified Parent will be deemed new Acquisition Proposals as to which EMS will be required to provide to Parent a new notice and a new notice period and to comply with the requirements of the Merger Agreement (including those described above).

For purposes of this Offer to Purchase and the Merger Agreement:

“Acquisition Proposal” means any proposal or offer (other than the transactions contemplated by the Merger Agreement):

•

with respect to a merger, acquisition, joint venture, exclusive license, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange or similar business combination transaction involving EMS of any of its subsidiaries pursuant to which any person (or group of persons) other than Parent or its affiliates, directly or indirectly, acquired or would acquire assets or businesses representing 15% or more of the net income or total revenue or consolidated total assets (including equity securities of its subsidiaries) of EMS; or

•

to acquire in any manner, directly or indirectly, beneficial ownership of 15% or more of the total voting power of any class of equity securities of EMS (including equity securities of its subsidiaries).

“Superior Proposal” means any unsolicited bona fide Acquisition Proposal (with all references to “15% or more” in the definition of “Acquisition Proposal” raised to “80% or more”) that the EMS board of directors has determined in its good faith judgment (after consultation with outside legal counsel and financial advisors and after taking into account any legal, financial, regulatory or other aspects of the proposal (including any break-up fee, expense reimbursement provisions, conditions to consummation and financing terms) deemed relevant by the EMS board of directors) would result in a transaction more favorable to the EMS shareholders than the transactions contemplated by the Merger Agreement.

Annual Meeting of EMS Shareholders. The EMS board of directors determined that it was in the best interests of EMS and its shareholders to postpone the 2011 annual meeting of its shareholders. Unless required by court order, EMS agreed not to resume, hold or convene the 2011 annual meeting of shareholders or any other shareholder meeting (except for any meeting required to approve the Merger) without Parent’s prior written consent. EMS also agreed that without Parent’s prior written consent, it would not enter into any settlement or agreement, or make payments to, MMI or its affiliates.

Reasonable Best Efforts. Each of EMS and Parent has agreed to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including:

•

if the Merger may not be effected pursuant to the “short-form” merger statute under Georgia law, obtaining the requisite shareholders and board approvals to otherwise effect the Merger under Georgia law, including through a meeting of EMS shareholders;

•

preparing and filing promptly all forms, applications, registrations and notices required to be filed to consummate the transactions contemplated by the Merger Agreement, and taking all necessary actions to obtain any requisite approvals, consents, orders, exemptions or waivers of governmental entities and third parties; and

•	executing and delivering any additional instruments required by applicable law to consummate the transactions contemplated by the Merger Agreement and carry out the intent of the Merger Agreement.

HSR and Competition Laws; Filings and Notice. EMS, Parent and Purchaser each have agreed to:

•

file all materials initially required to be filed under the HSR Act and applicable foreign anti-competition laws in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•

submit as promptly as practicable thereafter all other information and documentary materials requested during the initial waiting periods under the HSR Act and applicable foreign anti-competition laws by the relevant governmental entity;

•

promptly and not later than within 75 days of receipt, respond to any requests for additional information issued by U.S. governmental entities under the HSR Act and applicable foreign governmental entities under foreign anti-competition laws; and

•

use their respective reasonable best efforts to take all actions necessary to cause early expiration or termination of applicable waiting periods under the HSR Act and applicable foreign anti-competition laws, and, with respect to Parent and EMS, refrain from any actions that may cause the extension of any such waiting periods.

Parent has also agreed to use its reasonable best efforts to promptly take all necessary steps to avoid, eliminate, or resolve impediments to, and obtain clearances, consents, approvals and waiver under, the HSR Act and applicable foreign anti-competition laws required by applicable governmental entities to enable the parties to effect the Merger no later than three business days before the Outside Date.

Notwithstanding any of the foregoing, nothing in the Merger Agreement requires Parent or Purchaser or their respective affiliates to accept a Divestiture Condition (such condition is more fully described in Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination”) in order to obtain clearances, consents, approvals or waivers or appeal any preliminary injunction by a governmental entity under the HSR Act and any applicable foreign anti-competition laws.

Takeover Statutes; Rights Plan. If any state takeover statute or similar statute or regulation is or becomes applicable to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, EMS, Parent and their respective boards of directors will use commercially reasonable efforts to grant such approvals and take such actions as is reasonably necessary so that such transactions may be consummated as promptly as practicable and otherwise to eliminate or minimize the effect of such statute or regulation. EMS has amended the Rights Plan to make the Rights Plan inapplicable to the Merger Agreement and the transactions contemplated in connection with the Offer and the Merger. The Rights Plan will terminate prior to the Effective Time.

In addition, Parent and Purchaser must use their reasonable best efforts to refrain (and cause their respective affiliates to refrain) from taking any actions that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Employee Matters. After the Effective Time, Parent agreed to cause the Surviving Corporation or its subsidiaries to provide any employee of EMS or its subsidiaries who remains employed by the Surviving Corporation or its subsidiaries after the Effective Time (“Company Employees”) with the following compensation and benefits (subject to certain exceptions and limitations set forth in the Merger Agreement and applicable legal and contractual limitations):

•

from the Effective Time through December 31, 2011, compensation, benefits and other conditions of employment that are substantially comparable in the aggregate to those enjoyed by Company Employees immediately prior to the Effective Time (excluding benefits under any defined benefit plans, equity compensation plans or any other plan or agreement terminated in connection with the Merger Agreement); and

•

from January 1, 2012 through December 31, 2012, compensation, benefits and other conditions of employment that are substantially comparable in the aggregate to those provided to similarly situated employees of Parent (excluding benefits under any defined benefit pension plans).

Company Employees will receive credit for their service at EMS prior to the Effective Time under applicable employee benefit plans in which Company Employees are entitled to participate after the completion of the Merger for purposes of eligibility, vesting (excluding benefit accruals), determination of severance benefits, vacation, sick pay and other paid time off accrued but unused at the Effective Time. In addition, for purposes of Parent’s applicable benefit plans, Parent agreed to cause the Surviving Corporation or its other subsidiaries to (a) waive any pre-existing conditions, limitations or waiting periods to the extent such items were satisfied or waived under the comparable benefit plan or agreement with EMS prior to completion of the Merger and (b) recognize and credit any deductibles paid by Company Employees or their eligible dependents under EMS group health plans for the plan year in which the Merger occurs towards deductibles under Parent’s, the Surviving Corporation’s and their respective subsidiaries’ group health plans.

In addition, Parent will cause the Surviving Corporation or other applicable subsidiaries to honor, pay and perform all liabilities and obligations to current and former EMS employees arising under their change in control agreements with EMS, including any applicable rights, payments, bonuses or other benefits triggered under such contractual arrangements in connection with a subsequent termination of such employee following completion of the Merger. Parent also agreed that for the fiscal year in which the Merger occurs that the bonuses payable to participants under EMS’ Performance Bonus Plan, Executive Annual Incentive Compensation Plan and Annual Incentive Compensation Plan will be paid pursuant to the terms and conditions of such plans.

Indemnification and Insurance. The Merger Agreement provides for certain indemnification and insurance rights in favor of EMS’ current and former directors and officers, who we refer to as “indemnified persons.” Specifically, Parent and Purchaser have agreed that all rights of indemnified persons (whether contractual or existing under EMS’ or its subsidiaries’ organizational documents) to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, existing in favor of an indemnified person as of the date of the Merger Agreement, will survive the Merger, will be assumed by the Surviving Corporation (regardless of any subsequent consolidation or merger involving, or subsequent transfer of substantially all assets of, the Surviving Corporation) and will continue in full force and effect in accordance with their terms for at least six years after completion of the Merger.

For a period of six years after the completion of the Merger, Parent must ensure that those persons serving as directors and officers of EMS or its subsidiaries immediately prior to the Effective Time are covered by the existing directors’ and officers’ liability insurance policy of EMS with respect to acts or omissions occurring prior to the Effective Time. Parent may satisfy this obligation by providing a substitute insurance policy of at least the same coverage and amount and containing terms and conditions that are not less advantageous than such existing policy. Parent will not be required to pay an annual premium for such insurance in excess of 250% of the last annual premium. In lieu of the foregoing, EMS may purchase, prior to, on or after the Effective Time, a six year “tail” prepaid directors’ and officers’ liability insurance policy.

Stock Exchange Delisting. The Merger Agreement provides that after the Acceptance Time, EMS will cooperate with Parent and Purchaser and use its reasonable best efforts to enable the delisting from the Nasdaq Global Select Market (and the Nasdaq stock exchange altogether) and deregistration of the Shares under the Exchange Act by no later than 10 days after the Effective Time, but not prior to the Effective Time.

Other Covenants. The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to public announcements, access and confidentiality.

Termination. The Merger Agreement may be terminated and the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Acceptance Time:

(a)	by mutual written consent of Parent and EMS by action of their respective boards of directors;

(b)	by either Parent or EMS:

(i)

if the Offer has not been consummated on or before the Outside Date, except that this right to terminate the Merger Agreement will not be available to any party who materially breached its obligations under the Merger Agreement and such breach contributed to (x) the failure to satisfy any of the conditions to completion of the Offer (collectively, the “Offer Conditions,” which conditions are set forth in Section 15—“Conditions of the Offer”) on or before the Outside Date, or (y) the expiration or termination of the Offer without Purchaser (or Parent on behalf of Purchaser) having accepted for payment any Shares pursuant to the Offer;

(ii)

if the Offer has expired or was terminated in accordance with the Merger Agreement without Purchaser having accepted for payment any Shares pursuant to the Offer and at the time of such expiration or termination any of the Offer Conditions have not been satisfied, except that this right to terminate the Merger Agreement will not be available to any party who materially breached its obligations under the Merger Agreement and such breach contributed to (x) the failure to satisfy any of the Offer Conditions on or before the Outside Date, or (y) the expiration or termination of the Offer without Purchaser (or Parent on behalf of Purchaser) having accepted for payment any Shares pursuant to the Offer; or

(iii)

if any law, judgment, order or decree is in effect that has the effect of prohibiting or otherwise preventing the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or resulting in a Divestiture Condition, or if there exists any final and non- appealable governmental or court law, judgment, order or decree that permanently restrains, enjoins or otherwise prohibits consummation of the Offer or Merger or results in a Divestiture Condition, except that this right to terminate the Merger Agreement will not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement resulted in the imposition of such order or the failure to overturn, vacate or terminate such order.

(c)	by EMS if:

(i)

before the Acceptance Time, the EMS board of directors (in accordance with the terms and subject to the conditions of the non-solicitation provisions of the Merger Agreement as described above under the subsection entitled “No Solicitation of Acquisition Proposals” and compliance with the Change of Board Recommendation Obligations) authorizes EMS to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, EMS enters into such Alternative Acquisition Agreement concurrently with or immediately after termination of the Merger Agreement, and concurrently with or before such termination, EMS pays to Parent the Termination Fee (as defined below);

(ii)

(A) any of Parent’s or Purchaser’s representations or warranties contained in the Merger Agreement were inaccurate when made or became inaccurate after the date of the Merger Agreement, and such breach or inaccuracy would (or would reasonably be expected to, individually or in the aggregate) prevent or materially delay Parent’s or Purchaser’s performance of their obligations under the Merger Agreement or the consummation of the Offer or the Merger, or (B) Parent or Purchaser has materially breached any of their covenants or agreements under the Merger Agreement (except a breach described in clause (iii) below) and, in each case, which inaccuracy or breach is incurable or, if capable of being cured, has not been cured in all material respects by Parent and Purchaser within 20 days after their receipt of written notice of the breach from EMS, and Parent and Purchaser did not provide reasonable assurance to EMS that such inaccuracy or breach would be cured in all material respects before the Outside Date; or

(iii)

(A) Purchaser fails to commence the Offer by June 27, 2011 or terminates or makes a change to the Offer in violation of the Merger Agreement, or (B) at the Expiration Date, Purchaser fails to accept for payment Shares validly tendered and not withdrawn in the Offer, and at such time all Offer Conditions have been satisfied and no subsequent expiration date for the Offer was established.

(d)	by Parent if:

(i)	at any time before the Acceptance Time, the EMS board of directors makes a Change in Recommendation;

(ii)

at any time before the Acceptance Time, EMS materially breaches its Change of Board Recommendation Obligations, which are described under Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Company Board Recommendation; Change of Board Recommendation”;

(iii)

(A) any of EMS’ representations or warranties contained in the Merger Agreement were inaccurate when made or became inaccurate after the date of the Merger Agreement, or (B) EMS has materially breached any of its covenants or agreements under the Merger Agreement, in each case, such that either of the Offer Conditions relating to the accuracy of EMS representations and warranties and the material performance of its covenants prior to expiration of the Offer (as more fully described in Section 15—“Conditions of the Offer”) would not be satisfied as of the expiration of the Offer, and such inaccuracy or breach is incurable or, if capable of being cured, has not been cured in all material respects by EMS within 20 days after its receipt of written notice of the breach from Parent and Purchaser, and EMS has not provided reasonable assurance to Parent and Purchaser that such inaccuracy or breach will be cured in all material respects before the Outside Date; or

(iv)

in connection with the efforts to obtain the required clearances, consents, approvals and waivers under applicable foreign and domestic antitrust laws, if the Assistant Attorney General for antitrust of the Department of Justice, the Director of the Bureau of Competition of the Federal Trade Commission, or their counterpart at a non-U.S. governmental entity, requires or requests a Divestiture Condition (as defined below) as a condition to the clearance of the transactions contemplated by the Merger Agreement under such applicable antitrust laws (each such request or requirement, a “Divestiture Request”), except that Parent must have promptly (in any event within 24 hours) notified EMS of the receipt of the Divestiture Request and paid the Parent Termination Fee (as defined below) prior to or contemporaneously with such termination. Parent may terminate the Merger Agreement in the event of such Divestiture Request only during the ten day period immediately following the receipt of the Divestiture Request. Parent has a separate termination right for each Divestiture Request made by a governmental authority in each jurisdiction where Parent made a filing seeking approval under the applicable antitrust law.

For purposes of the Merger Agreement, a “Divestiture Condition” means:

•

the restriction, prohibition or limitation of ownership or operation by Parent or Purchaser or their subsidiaries of all or any material portion of the business or assets of the Company or any of their respective subsidiaries;

•

the requirement that Parent or Purchaser or the Company or any of their respective subsidiaries divest, dispose of or hold separately all or any material portion of the business or assets of Parent or Purchaser or Company or any of their respective subsidiaries, or imposition of any material limitation, restriction or prohibition on the ability of Parent or the Company or their subsidiaries to conduct its business or own such assets; or

•

the imposition of material limitations on the ability of Parent or Purchaser or their subsidiaries to acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Purchaser or Parent or their subsidiaries pursuant to the Offer on all matters presented to the Company’s shareholders.

The definition of a Divestiture Condition excludes any obligation imposed on the Company or Parent or their respective affiliates (including pursuant to a court or governmental entity order, judgment, law or consent decree implementing such obligations) to continue to supply EMS’ customers in fulfillment of current contractual commitments or to provide future supply needs for currently served aviation platforms, and those aviation platforms and aviation communication standards presently in development, or aviation platforms for which Parent itself offers to supply, in each case on fair and commercially reasonable terms.

Effect of Termination and Termination Fees. If the Merger Agreement is terminated, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of Parent, Purchaser or EMS or their respective representatives or affiliates, subject to the survival of certain provisions (including the required payment by EMS of the Termination Fee, or by Parent of the Parent Termination Fee, as the case may be) and provided that the termination of the Merger Agreement will not relieve any party from any liability resulting from its willful or intentional material breach of the Merger Agreement.

EMS Termination Fee. EMS has agreed to pay Parent a termination fee of $19,600,000 (the “Termination Fee”) if:

(i)	EMS terminates the Merger Agreement in response to a Superior Proposal as described under clause (c)(i) of Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination”;

(ii)

Parent terminates the Merger Agreement because the EMS board of directors has made a Change of Recommendation as described under clause (d)(i) of Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination” or EMS has materially breached any of its Change of Board Recommendation Obligations as described under clause (d)(ii) of Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination”; or

(iii)

prior to the Acceptance Time (A) a bona fide written Acquisition Proposal was made to the EMS board of directors or any person has publicly announced a bona fide Acquisition Proposal (such Acquisition Proposal, the “Outstanding Proposal”), and (B) following the Outstanding Proposal, either EMS or Parent terminates the Merger Agreement:

•

as described under clause (b)(i) or as described under clause (b)(ii) of Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination” solely due to a failure of the Minimum Tender Condition on the Expiration Date, or

•

as described under clause (d)(iii) of Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination” either as a result of a breach of a covenant or agreement by EMS or as a result of a willful material breach of a representation or warranty by EMS except that a Termination Fee will not be payable to Parent with respect to the circumstances described in this paragraph (iii) unless and until within 12 months after such termination EMS or any of its subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or consummated, the Outstanding Proposal or another Acquisition Proposal (substituting “50%” for “15%” in each instance in the definition of Acquisition Proposal, including as used in the definition of Outstanding Proposal).

The Merger Agreement also provides the following timing for the payment of the Termination Fee:

•	if the Termination Fee is payable pursuant to paragraph (i) above, the fee is payable concurrently with such termination;

•	if the Termination Fee is payable pursuant to paragraph (ii) above, the fee is payable within 5 business days after such termination; or

•

if the Termination Fee is payable pursuant to paragraph (iii) above, upon the earlier of entry into the definitive agreement with respect to, or consummation of, the Outstanding Proposal or another Acquisition Proposal.

However, no Termination Fee must be paid by EMS under either the paragraph (i) or (ii) above if, prior to a termination of the Merger Agreement by EMS pursuant to clause (c)(i) described in Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination” or prior to the Change of Recommendation, a Divestiture Request was made, and Parent did not comply with, or offer to comply with, such Divestiture Request within 3 business days after written request by EMS to comply with such Divestiture Request (but provided that EMS’ request may not be delivered before the eighth day after Parent has received the Divestiture Request). If EMS is not required to pay its Termination Fee pursuant to the foregoing, Parent also will not be required to pay the Parent Termination Fee.

Parent Termination Fee. Parent has agreed to pay EMS a termination fee of $19,600,000 (the “Parent Termination Fee”) if:

(a)

Parent terminates the Merger Agreement as a result of a Divestiture Request (as described in clause (d)(iv) described in Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination”); or

(b)

Either Parent or EMS terminates the Merger Agreement pursuant to clause (b)(i) or clause (b)(ii) (in each case as described in Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination”), provided that each of the following is satisfied:

(i)

at the time of such termination all of the Offer Conditions were satisfied except that any Governmental Entity Condition (with respect to specified matters or approvals, or requirements, judgments, or orders of applicable governmental entities or courts under applicable foreign and domestic antitrust and anti-competition laws) and/or the Competition Laws Condition, are not satisfied, and the Minimum Tender Condition and the condition set forth in clause (e) in Section 15—“Conditions of the Offer” may not have been satisfied;

(ii)	prior to such termination, a Divestiture Request was made and Parent did not comply with such Divestiture Request;

(iii)

as of such termination date it is reasonably likely that the Minimum Tender Condition would be satisfied (or the Minimum Tender Condition was satisfied) and the Offer Condition set forth in clause (e) in Section 15—“Conditions of the Offer” would be satisfied if the Offer were to be consummated on such date; and

(iv)	the Offer Condition described in clause (d) in Section 15—“Conditions of the Offer” was satisfied; or

(c)

Either Parent or EMS terminates the Merger Agreement pursuant to clause (b)(iii) described in Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination” solely as a result of any law which has the effect of resulting in a Divestiture Condition or any final and non-appealable governmental entity or court order, judgment, law or decree resulting in a Divestiture Condition, and:

(i)	prior to such termination, a Divestiture Request was made and Parent did not comply with such Divestiture Request; and

(ii)	the Offer Condition described in clause (d) in Section 15—“Conditions of the Offer” was satisfied.

The Merger Agreement also provides the following timing for the payment of the Parent Termination Fee:

•	if the Parent Termination Fee is payable pursuant to a termination of the Merger Agreement pursuant to paragraph (a) above, the fee is payable concurrently with such termination; and

•	if the Parent Termination Fee is payable pursuant to paragraph (b) or (c) above, the fee is payable within 5 business days after such termination.

Enforcement; Limitation on Remedies. The parties are entitled to an injunction to prevent breaches of the Merger Agreement and to specifically enforce the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled at law or in equity. Notwithstanding the specific performance requirements of the Merger Agreement described above, the parties acknowledged and agreed in the Merger Agreement that if either EMS or Parent becomes obligated to pay the Termination Fee or the Parent Termination Fee, as applicable, and such termination fee is paid pursuant to the Merger Agreement, the parties’ rights to receive such termination fee will be their sole and exclusive remedies under the Merger Agreement.

Expenses. Under the Merger Agreement, EMS is responsible for all costs and expenses associated with printing and mailing any proxy statement required to be filed and disseminated, the expenses relating to Schedule 14D-9 and any other filing fees paid to the SEC in connection with the Merger, while Parent is responsible for applicable filing fees required by antitrust laws or relating to other governmental filings required in connection with the Merger Agreement. With respect to any other costs and expenses of the parties, and except for the Termination Fee and Parent Termination Fee, all costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses, whether or not the Merger or the Offer or any such other transactions are consummated.

Amendment. Subject to the approval rights of a majority of the Continuing Directors set forth above under the subsection “EMS Board of Directors,” the Merger Agreement may be amended by the parties thereto at any time prior to the Effective Time, except that (a) after the Acceptance Time, there can be no amendment that decreases the Merger Consideration or to the provisions of the Merger Agreement relating to the indemnification and insurance rights in favor of EMS’ current and former directors and officers and (b) after the Company Requisite Vote has been obtained, no amendment can be made that by law (including applicable Nasdaq rules) requires further approval by EMS shareholders without obtaining such further approval.

Employment and Retention Agreement with Constandino Koutrouki

In connection with the Merger Agreement, but contingent upon consummation of the Merger and other conditions, Parent offered Mr. Constandino Koutrouki, Vice President and General Manager of Global Resource Management, an operating segment of EMS, continued employment with the Surviving Corporation as the Vice President and General Manager of Honeywell Global Tracking, and entered into an employment agreement with Mr. Koutrouki as of June 12, 2011 (“Retention Agreement”). Among other salary, bonus, benefits and other compensation requirements, Mr. Koutrouki may be paid an aggregate retention payment of up to a maximum of £664,500, payable in installments. A portion of the retention payment will be paid upon consummation of the Merger, another portion will be paid if Mr. Koutrouki remains with the Surviving Corporation for at least six months following completion of the Merger, and remaining portions, if any, will be paid based upon achievement of negotiated business performance metrics and continued employment on February 1, 2013 and February 1, 2014, respectively. The Retention Agreement also includes confidentiality, non-competition and non-solicitation covenants from Mr. Koutrouki. As required under the Merger Agreement, the Compensation Committee of the EMS board of directors has approved the Retention Agreement to satisfy the non-exclusive safe harbor provisions of Rule 14d-10(d) under the Exchange Act.

Mutual Nondisclosure Agreement

On April 25, 2011, Parent executed a mutual nondisclosure agreement with EMS. Among other provisions, pursuant to the mutual nondisclosure agreement, Parent agreed that for 18 months following execution of the nondisclosure agreement, Parent and its affiliates will not attempt to (a) acquire any voting interest in EMS, (b) engage in a proxy solicitation involving EMS, (c) participate in a group (within the meaning of the Exchange Act) with respect to EMS voting securities, (d) acquire a substantial portion of EMS assets (or acquire an option or similar right to acquire such substantial portion of EMS assets), (e) participate in any financing for the purposes of acquiring voting securities of EMS, (f) seek to influence the management of EMS (through a proposed tender offer or other business combination, nominating directors, seeking to effect amendments or modifications to EMS’ governing documents or the Rights Plan, or commencing litigation to block a proposed acquisition of control of EMS by another party), (g) attempt to amend, terminate, or publicly disclose the existence of these obligations, or (h) take any other action or make any other public announcement that would reasonably result in EMS’ having to make a public announcement regarding any of the foregoing. Certain provisions of this standstill would terminate earlier upon EMS executing a definitive transaction agreement with a third party.

12. PURPOSE OF THE OFFER; PLANS FOR EMS.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, EMS. The Offer, as the first step in the acquisition of EMS, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in EMS or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in EMS. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of EMS.

Short-Form Merger. The GBCC provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if as a result of the Offer (including after expiration of any subsequent offering periods) and the exercise of the Top-Up Option, Purchaser, Parent and their affiliates own at least one more Share than 90% of the outstanding Shares, Purchaser, Parent and EMS will take all necessary steps to effect the Merger without prior notice to, or any action by, any other shareholder of EMS, and without any meeting of EMS shareholders.

Plans for EMS. It is expected that, initially following the Merger, the business of EMS will, except as set forth in this Offer to Purchase, be continued substantially as it is currently being conducted and that Parent will integrate the EMS business into Parent’s business and general aviation, defense and space, and scanning and mobility businesses. Notwithstanding the foregoing, Parent will continue to evaluate the business and operations of EMS during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of EMS’ business, operations, capitalization and management.

At the Effective Time, the articles of incorporation of Purchaser and the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the articles of incorporation and the bylaws of the Surviving Corporation, in each case with references to Purchaser therein automatically amended to become references to the Surviving Corporation, until thereafter amended as provided by law and such articles of incorporation and bylaws. The directors of Purchaser will become the directors and officers of the Surviving Corporation until the earlier of their death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The officers of EMS at the Effective Time will continue as the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

In addition, Parent will be entitled upon its acceptance of tendered Shares in the Offer to exercise its rights under the Merger Agreement to obtain pro rata representation (rounded up to the nearest number of directors) on, and control of, EMS’ board of directors. EMS is transmitting to its shareholders the information concerning Parent’s designees to EMS’ board of directors as required by Rule 14f-1 of the Exchange Act. See Section 11—“The Merger Agreement; Other Agreements— Merger Agreement—EMS Board of Directors.”

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—“Purpose of the Offer; Plans for EMS—Plans for EMS” and Section 13—“Certain Effects of the Offer,” Parent and Purchaser have no present plans or proposals as of the commencement of the Offer that would relate to or result in (i) any extraordinary corporate transaction involving EMS or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations), (ii) a sale or other transfer of a material amount of assets, (iii) any material change in EMS’ capitalization or dividend policy, (iv) any other material change in EMS’ corporate structure or business, (v) any change in the composition of EMS board of directors or management of EMS, (vi) a class of securities of EMS being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or (vii) a class of equity securities of EMS being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act. Notwithstanding the foregoing, Parent will continue to evaluate the business and operations of EMS during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

13. CERTAIN EFFECTS OF THE OFFER.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Prior to commencement of the Offer, the Shares have been listed on Nasdaq. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the Nasdaq Global Select Market or the Nasdaq Capital Market, both of which are part of the Nasdaq exchange. Nasdaq would consider disqualifying the Shares from continued listing on The Nasdaq Global Select Market (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, EMS has shareholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, Nasdaq considers delisting the Shares from the Nasdaq exchange altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1 or (vi) (A) EMS has shareholders’ equity of less than $2.5 million, (B) the market value of EMS’ listed securities is less than $35 million over a 10 consecutive business day period and (C) EMS’ net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of EMS, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to EMS, as of the close of business on June 22, 2011, there were 15,513,970 Shares outstanding (including 129,139 unvested restricted shares of EMS Common Stock). If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for the Nasdaq or are delisted from the Nasdaq exchange altogether, the market for Shares will be adversely affected.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotation and below regarding Exchange Act registration, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of EMS to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by EMS to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to EMS, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of EMS and persons holding “restricted securities” of EMS to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend to cause EMS to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14. DIVIDENDS AND DISTRIBUTIONS.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent or as otherwise contemplated by the Merger Agreement, EMS will not, and will not permit any of its subsidiaries to, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, property, stock or other securities) in respect of, any of its capital stock or other equity interests, except for dividends paid by any direct or indirect wholly-owned subsidiary of EMS to its parent or another EMS subsidiary.

15. CONDITIONS OF THE OFFER.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to (and Parent will not be required to cause Purchaser to) accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless, by the expiration of the Offer (as it may be extended in accordance with Section 1.1 of the Merger Agreement), the Minimum Tender Condition has been satisfied and each of the following conditions shall also be satisfied:

(a) No federal, state, local or foreign law, statute or ordinance, or any rule or regulation, or any judgment, order, writ, injunction, decree, settlement, stipulation or award issued or entered into by or with any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, administrative, executive or judicial governmental entity or tribunal (whether temporary, preliminary or permanent) will be in effect that has the effect of restraining, enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) or resulting in a Divestiture Condition;

(b) No suit, action or proceeding will have been commenced by any Governmental Entity seeking any of the consequences referred to in clause (a) above (collectively, the conditions in clauses (a) and (b), the “Governmental Entity Conditions”);

(c) (i) The representations set forth in Section 5.1(a) (Organization, Good Standing and Qualification), Section 5.2 (Capital Structure), Section 5.3(a) and (b) (Corporate Authority; Approval; Fairness Opinion), Section 5.13 (Takeover Statutes) and Section 5.19 (Brokers and Finders) of the Merger Agreement will be true and correct in all respects as of the date of the Merger Agreement and the Expiration Date (other than de minimis exceptions and except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty will be true and correct in material respects as of such specified date); (ii) the representations in the first sentence of Section 5.20(c) (Government Contracts) of the Merger Agreement will be true and correct in all respects as of (A) the date of the Merger Agreement (other than de minimis exceptions) and (B) the Expiration Date; and (iii) any other representation or warranty of EMS set forth in the Merger Agreement will be true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Date (disregarding all qualifications or limitations set forth in any representations or warranties as to “materiality” or “Company Material Adverse Effect”) as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty will be true and correct as of such specified date), provided, however, that notwithstanding anything contained in the Merger Agreement to the contrary, the conditions set forth in clauses (c)(ii)(B) and (c)(iii) will be deemed to have been satisfied even if any representations and warranties of EMS are not so true and correct unless the failure of such representations and warranties of EMS to be so true and correct, individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect;

(d)  EMS shall have performed and complied with, in all material respects, its obligations, agreements and covenants to be performed or complied with by it under the Merger Agreement on or prior to the expiration of the Offer;

(e)  EMS shall have delivered to Parent a certificate signed by the Chief Executive Officer and Chief Financial Officer and certifying as to the satisfaction by EMS, of the applicable conditions specified in clauses (b) and (c) above;

(f)  The applicable waiting period under the HSR Act shall have expired or been terminated and the required waiting periods and approvals under the anti-competition laws of Canada and Austria shall have expired or been terminated or obtained, as applicable (the “Competition Laws Condition”);

(g)  All approvals from the Federal Communications Commission required to consummate the transactions contemplated by the Merger Agreement shall have been obtained (the “FCC Condition”);

(h)  Since the date of the Merger Agreement, a Company Material Adverse Effect shall not have occurred and be continuing; and

(i)  EMS and Parent will not have reached a mutual written agreement that the Offer be terminated or the Merger Agreement will not have been terminated in accordance with its terms.

The above conditions (other than the Minimum Tender Condition) are for the sole benefit of Parent and Purchaser, and may (other than the Minimum Tender Condition) be waived by Parent or Purchaser in whole or in part at any time and from time to time, subject in each case to the terms of the Merger Agreement and applicable law. The above conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement.

For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any effect, event, change, fact, circumstance or occurrence (any of the foregoing, a “Circumstance”) that, individually or in the aggregate has had (or is reasonably likely to have) a material adverse effect on the financial condition, business, or results of operation of EMS and its subsidiaries, taken as a whole. In determining whether a Company Material Adverse Effect has occurred or whether a Circumstance or other event or condition constitutes a Company Material Adverse Effect, the following circumstances and items, either alone or in combination, would not be considered:

•

Circumstances resulting from or generally affecting (A) economic conditions, including those affecting the financial markets, banking markets, credit markets, securities markets, commodities markets, interest rates or currency exchange rates in the United States or elsewhere in the world or (B) political, social or regulatory conditions or conditions affecting any decision by the U.S. government or other governments with respect to military or national defense spending, except for Circumstances that have a disproportionate effect on EMS and its subsidiaries, taken as a whole, compared to other participants in the industries in which EMS and its subsidiaries conduct business (in which case only the incremental materially disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has or would reasonably be likely to occur);

•

Circumstances resulting from or generally affecting the industries in which the Company or its subsidiaries operate generally or in any specific jurisdiction or geographical area in the United States or elsewhere in the world, except for Circumstances that have a disproportionate effect on EMS and its subsidiaries, taken as a whole, compared to other participants in the industries in which EMS and its subsidiaries conduct business (in which case only the incremental materially disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has or would reasonably be likely to occur);

•

Circumstances resulting from any change in or adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal after the date of the Merger Agreement of law in the United States or elsewhere in the world;

•	Circumstances resulting from any changes after the date of the Merger Agreement in GAAP or accounting standards or the interpretations thereof;

•

Circumstances resulting from negotiation, execution, public announcement, pendency or performance of the Merger Agreement (including those caused by the identity of the acquiror), or compliance with the Merger Agreement, including delays or cancellations of orders, contracts or payments for the EMS products or services or any loss of customers, suppliers, vendors, lenders, investors, venture partners, or changes in such relationships or any loss of employees or labor disputes or employee strikes, slowdowns, job actions or work stoppages or labor union activities;

•	any taking of any action at the request of Parent or Purchaser;

•

any litigation arising from allegations of a breach of fiduciary duty or other violation relating to the Merger Agreement or the transactions contemplated by the Merger Agreement (including any litigation brought by the EMS shareholders on their own behalf or on behalf of EMS) to the extent fully covered by EMS’ insurance policies, subject to any applicable deductible, or any failure to hold the 2011 annual meeting of shareholders within the time required pursuant to GBCC Section 14-2-703;

•

any national or international calamity or outbreak or escalation of hostilities or acts of war or terrorism (whether or not declared), except for Circumstances that have a disproportionate effect on EMS and its subsidiaries, taken as a whole, compared to other participants in the industries in which EMS and its subsidiaries conduct business (in which case only the incremental materially disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has or would reasonably be likely to occur);

•

any changes in the share price or trading volume of the Shares, in the Company’s credit rating or in any analyst’s recommendations with respect to the Company, or the failure of the Company to meet internal or published projections, predictions, estimates or forecasts (including projections of third parties), or the issuance of revised projections that are more pessimistic than those in existence as of the date of the Merger Agreement (it being understood that this exception will not prevent or otherwise affect a determination of the underlying cause of any such decline or failure (if not otherwise falling within any of the other exceptions to this definition of “Company Material Adverse Effect”));

•	any increase in the cost or availability of financing to the Parent or Purchaser;

•

Circumstances resulting from or relating to any litigation or regulatory proceeding disclosed to Parent in the disclosure schedules to the extent such Circumstances would be reasonably foreseeable based on the factual description of such litigation or proceeding in the disclosure schedules to the Merger Agreement;

•	Circumstances relating to the election of a dissident slate of directors to the EMS board of directors; or

•

any deterioration in the business, results of operations, financial condition, liquidity or shareholders’ equity of EMS and/or its subsidiaries resulting in whole or in part from circumstances or conditions existing as of the date of the Merger Agreement to the extent specifically previously disclosed to Parent or reasonably foreseeable based on such specific prior disclosure.

16. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

General. Except as described in this Section 16, based on our examination of publicly available information filed by EMS with the SEC and other information concerning EMS, we are not aware of any governmental license or regulatory permit that appears to be material to EMS’ business that would be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to EMS’ business, any of which under certain conditions specified in the Merger Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15—“Conditions of the Offer.”

U.S. Antitrust Compliance. Under the HSR Act and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent anticipates filing the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on or about July 5, 2011. Accordingly, if the filing is made on July 5, 2011, the required waiting period with respect to the Offer and the Merger would expire at 11:59 p.m., New York City time, on or about July 20, 2011, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with Parent’s consent. In practice, complying with a Second Request can take a significant period of time. Although EMS is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither EMS’ failure to make those filings nor a request for additional documents and information issued to EMS by the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the U.S. federal antitrust laws as it deems necessary or desirable to protect competition, including seeking to enjoin the purchase of Shares pursuant to the Offer or, if Shares have already been acquired, requiring disposition of such Shares or the divestiture of substantial assets of Parent or its subsidiaries or EMS or its subsidiaries, or otherwise making a Divestiture Request with respect to Parent and its assets and operations, or its ownership of Shares, which could result in or impose on Parent a Divestiture Condition. Parent may terminate the Merger Agreement prior to the Outside Date if Parent fails to agree to certain required or requested Divestiture Conditions in connection with obtaining antitrust clearance, in which case Parent will be required to pay the Company a termination fee equal to $19.6 million, subject to other conditions as further described in Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Parent Termination Fee.”

U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to Purchaser’s obligation to accept for payment Shares tendered in the Offer.

Foreign Antitrust Compliance. In addition to seeking expiration or termination of the waiting period under the HSR Act, in connection with the Offer and the Merger, Parent and Purchaser will be seeking any required approvals and/or termination or expiration of required waiting periods under applicable antitrust and anti-competition laws of Austria, Canada, Italy and Brazil. Consummation of the Offer is conditioned on the termination or expiration of required waiting periods, and receipt of required approvals, under the applicable antitrust laws of Austria and Canada. Parent anticipates filing required notices and/or information forms with the applicable Austrian and Canadian governmental authorities at or around the time of submission of its Pre-Merger Notification and Report Forms under the HSR Act. There can be no assurance that a challenge to the Offer on foreign antitrust grounds will not be made or, if a challenge is made, the result thereof. If the foreign antitrust authorities impose a judgment or order that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger or resulting in a Divestiture Condition, or any such action is commenced by an applicable foreign governmental entity seeking such consequences, Purchaser is not be obligated to consummate the Offer and may terminate the Merger Agreement prior to the Outside Date. See Section 15—“Conditions of the Offer” and Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination.”

Federal Communications Commission Approvals. Under the Communications Act of 1934, as amended, and the rules and regulations of the FCC, no license or authorization granted by the FCC may be transferred or assigned except upon application to the FCC and upon a finding by the FCC that the public interest, convenience and necessity will be served thereby. EMS holds certain FCC licenses that require FCC consent prior to the transfer of control of EMS. FCC’s approval of the transfer of the FCC licenses is a condition to the consummation of the Offer. Parent has determined that there is sufficient ground for the FCC to grant the requested transfers. As of June 20, 2011, Parent and EMS have jointly filed multiple applications with the FCC seeking approval for transfer of control of these licenses. The FCC must place certain of the applications on public notice. Once on public notice, interested parties may object to or comment on the proposed transaction. After considering the applications and any filed comments, the FCC will approve, deny or subject the applications to further review. The Company and the Purchaser have agreed to use reasonable best efforts and take all appropriate actions necessary to obtain FCC approval of the applications. If this FCC Condition is not satisfied at the scheduled expiration date of the Offer, and there remains a reasonable expectation that such condition will be satisfied, then the Purchaser will extend the Offer in increments up to 10 business days each until such condition is satisfied, except that Purchaser has no obligation to extend the Offer past the Outside Date. If the FCC Condition has not been satisfied by the Outside Date, then Purchaser may terminate the Offer.

State Takeover Statutes. EMS has represented that no state takeover or similar statute is applicable to the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger

Agreement. If any state takeover statute or similar statute or regulation is or becomes applicable to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, EMS, Parent and their respective board of directors will use commercially reasonable efforts to grant such approvals and take such actions as is reasonably necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to eliminate or minimize the effect of such statute or regulation on the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

17. DISSENTERS’ RIGHTS.

No dissenters’ rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Article 13 of the GBCC (including, if a shareholder vote is required for the Merger, delivery of written notice to EMS prior to such vote), will be entitled to receive a judicial determination of the fair value of the holder’s Shares as of immediately prior to the Merger (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Georgia court may determine for Shares held by such holder.

Under the GBCC, “fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Shareholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, EMS may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

If you sell your Shares in the Offer, you will not be entitled to exercise dissenters’ rights with respect to any such Shares tendered but rather will receive the Offer Price therefor.

The foregoing summary of the rights of dissenting shareholders under the GBCC does not purport to be a statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights under Georgia law. The preservation and exercise of dissenters’ rights require strict and timely adherence to the applicable provisions of Georgia law, which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to dissenters’ rights under Georgia law and is qualified in its entirety by reference to Georgia law, including without limitation, Article 13 of the GBCC, which is attached hereto as Schedule II.

If you sell your Shares in the Offer, you will not be entitled to exercise dissenters’ rights with respect to your tendered Shares but rather will receive the Offer Price for your tendered Shares.

18. FEES AND EXPENSES.

Parent and Purchaser have retained D.F. King & Co., Inc. to be the Information Agent and BNY Mellon Shareowner Services to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees or custodians to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19. MISCELLANEOUS.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary, custodian, nominee or other person will be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO (of which this Offer to Purchase is a part) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. EMS is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days from the date of this Offer to Purchase, setting forth the recommendation of the EMS board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning EMS” above.

Egret Acquisition Corp.

June 27, 2011

SCHEDULE I

INFORMATION RELATING TO DIRECTORS AND
EXECUTIVE OFFICERS OF PARENT AND PURCHASER

1. Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Parent. The current business address of each person is 101 Columbia Road, Morristown, New Jersey 07962 and the current business phone number of each person is (973) 455-2000. Each such person is a citizen of the United States of America, other than Jaime Chico Pardo, Clive Hollick and Alexandre Ismail.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
DIRECTORS
David M. Cote(a)

Mr. Cote has served as Chairman and Chief Executive Officer of Parent since July 2002. He joined Honeywell as President and Chief Executive Officer in February 2002. Prior to joining Parent, he served as Chairman, President and Chief Executive Officer of TRW Inc., a provider of products and services for the aerospace, information systems and automotive markets, from August 2001 to February 2002. From February 2001 to July 2001, he served as President and Chief Executive Officer and from November 1999 to January 2001 he served as President and Chief Operating Officer of TRW. Mr. Cote was Senior Vice President of General Electric Company and President and Chief Executive Officer of GE Appliances from June 1996 to November 1999. He is also a director of JPMorgan Chase & Co.

Gordon M. Bethune

Mr. Bethune has served as a Director of Parent since 1999. Mr. Bethune is the retired Chairman of the Board and Chief Executive Officer of Continental Airlines, Inc., an international commercial airline company. Mr. Bethune joined Continental Airlines, Inc. in February 1994 as President and Chief Operating Officer. He was elected President and Chief Executive Officer in November 1994 and Chairman of the Board and Chief Executive Officer in 1996, in which positions he served until his retirement in December of 2004. Prior to joining Continental, Mr. Bethune held senior management positions with the Boeing Company, Piedmont Airlines, Western Airlines, Inc. and Braniff Airlines. Additionally, Mr. Bethune served as Vice President/General Manager of the Boeing Renton division where he was responsible for the manufacturing and design of the B757 and B737 aircraft programs. He is licensed as a commercial pilot, type rated on the B757 and B767 airplanes and the DC-3. He is also a licensed airframe and power plant mechanic. Mr. Bethune is also a director of Prudential Financial Inc. and Sprint Nextel Corporation. He previously served as a director of Willis Group Holdings Ltd. (2004–2008). Mr. Bethune was a director of Honeywell Inc. from April 1999 to December 1999.

(a) Also an Executive Officer.

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NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
Kevin Burke

Mr. Burke has served as a Director of Parent since 2010. He is the Chairman, President and Chief Executive Officer of Consolidated Edison, Inc. (Con Edison). Mr. Burke joined Con Edison in 1973 and has held positions of increasing responsibility in system planning, engineering, law, nuclear power, construction, and corporate planning. He served as Senior Vice President, with responsibility for customer service and for Con Edison’s electric transmission and distribution systems. In 1999, Mr. Burke was elected President of Orange & Rockland Utilities, Inc., a subsidiary of Con Edison. He was elected President and Chief Operating Officer of Consolidated Edison Company of New York in 2000 and elected Chief Executive Officer in 2005. Mr. Burke was appointed President and Chief Executive Officer of Con Edison in 2005, and elected Chairman in 2006. In addition, Mr. Burke is Chairman of the Board of Trustees of Consolidated Edison of New York and a director of Orange & Rockland Utilities, Inc., both of which are affiliates of Con Edison.

Jaime Chico Pardo

Mr. Chico Pardo has served as a Director of Parent since 1999. Mr. Chico Pardo has been President and Chief Executive Officer of ENESA, S.A. de C.V., a private fund investing in the energy and health care sectors in Mexico since March 2010. He previously served as Co- Chairman of the Board of Telefonos de Mexico, S.A.B. de C.V. (TELMEX), a telecommunications company based in Mexico City, from April 2009 until April 2010 and previously served as Chairman from October 2006 to April 2009 and its Vice Chairman and Chief Executive Officer from 1995 until 2006. Mr. Chico Pardo was Co-Chairman of the Board of IDEAL (Impulsora del Desarrollo y el Empleo en América Latina, S.A. de C.V.), a publicly listed company in Mexico engaged in investment in and management of infrastructure assets in Latin America, from 2006 until 2010. He was also Chairman of Carso Global Telecom, S.A. de C.V. from 1996 until 2010. Prior to joining TELMEX, Mr. Chico Pardo served as President and Chief Executive Officer of Grupo Condumex, S.A. de C.V., a manufacturer of products for the construction, automobile and telecommunications industries, and Euzkadi/General Tire de Mexico, a manufacturer of automotive and truck tires. Mr. Chico Pardo has also spent a number of years in the international and investment banking business. Mr. Chico Pardo is a director of IDEAL and AT&T, Inc. He also serves as a Board member of three mutual funds in the American Funds family of mutual funds. He previously served as a director of Grupo Carso, S.A. de C.V. (1991–2010) and the following of its affiliates: América Móvil, S.A.B. de C.V. (2001–2009); America Telecom, S.A.B. de C.V. (2001–2006); Carso Global Telecom, S.A. de C.V. (1996–2010); Carso Infraestructura y Construcción, S.A.B. de C.V. (2008–2011); Telmex Internacional, S.A.B. de C.V. (2008–2010); and TELMEX (1991–2010). Mr. Chico Pardo was a director of Honeywell Inc. from September 1998 to December 1999.

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NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
D. Scott Davis

Mr. Davis has been a Director of Parent since 2005. He is the Chairman and Chief Executive Officer of United Parcel Service, Inc. (UPS). Mr. Davis joined UPS, a leading global provider of package delivery, specialized transportation and logistics services in 1986, and has served as Chairman and Chief Executive Officer since January 1, 2008. Prior to this, he served as Vice Chairman since December 2006 and as Senior Vice President, Chief Financial Officer and Treasurer since January 2001. Previously, Mr. Davis held various leadership positions with UPS, primarily in the finance and accounting areas. Prior to joining UPS, he was Chief Executive Officer of II Morrow, a developer of general aviation and marine navigation instruments. Mr. Davis is a Certified Public Accountant. He previously served as the chairman of the board of the Federal Reserve Bank of Atlanta (2003–2009).

Linnet F. Deily

Ms. Deily has served as Director of Parent since 2006. Ms. Deily was Deputy U.S. Trade Representative and U.S. Ambassador to the World Trade Organization from 2001 to 2005. From 2000 until 2001, she was Vice Chairman of The Charles Schwab Corp. Ms. Deily served as President of the Schwab Retail Group from 1998 until 2000 and President of Schwab Institutional—Services for Investment Managers from 1996 to 1998. Prior to joining Schwab, she was the Chairman of the Board, Chief Executive Officer and President of First Interstate Bank of Texas from 1990 until 1996. She is also a director of Chevron Corporation. Ms. Deily previously served as a director of Alcatel-Lucent (2006–2008) and Lucent Technologies (2005–2006).

Judd A. Gregg

Senator Gregg has served as a Director of Parent since 2011. Senator Gregg has spent over three decades in public office, most recently serving as the United States Senator from the State of New Hampshire from January 1993 until January 2011. During his tenure in the Senate, Senator Gregg served on a number of key Senate Committees including Budget; Appropriations; Government Affairs; Banking, Housing and Urban Affairs; Commerce, Science and Transportation; Foreign Relations; and Health, Education, Labor and Pensions. He has served as the Chairman and Ranking Member of the Health, Education, Labor and Pensions Committee and the Chairman and Ranking Member of the Senate Budget Committee as well as chairman of various sub-committees. Senator Gregg served as a chief negotiator of the Emergency Economic Stabilization Act of 2008 and was the lead sponsor of the Deficit Reduction Act of 2005, and, along with the late Senator Ted Kennedy, co-authored the No Child Left Behind Act of 2001. In March 2010, Senator Gregg was appointed to President Obama’s bipartisan National Commission on Fiscal Responsibility and Reform. From 1989 to 1992, Senator Gregg was the Governor of New Hampshire and prior to that was a U.S. Representative from 1981 to 1989. He is also a director of IntercontinentalExchange, Inc.

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NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
Clive R. Hollick

Lord Hollick has served as Director of Parent since 2003. He is a former Partner of Kohlberg Kravis Roberts & Co., a private equity firm. Lord Hollick joined Kohlberg Kravis Roberts & Co. in April 2005 as a Managing Director, focusing on investments in the media and financial services sectors, and was appointed Partner in April 2006 and served as Senior Adviser from February 2009 to April 2010. Prior to that time, and beginning in 1996, Lord Hollick was the Chief Executive of United Business Media plc, a London-based, international information, broadcasting, financial services and publishing group. From 1974 to 1996, he held various leadership positions with MAI plc (which merged into United Business Media in 1996) and its predecessor companies. Lord Hollick is also a director of Diageo plc, and ProSiebenSat.1 Media AG. He previously served as a director of The Nielsen Company B.V. (2008–2009).

George Paz

Mr. Paz has served as a Director of Parent since 2008. He is the Chairman, President and Chief Executive Officer of Express Scripts, Inc. Mr. Paz was elected a director of Express Scripts in January 2004 and has served as Chairman of the Board since May 2006. Mr. Paz was elected President of Express Scripts in October 2003 and assumed the role of Chief Executive Officer in April 2005. Mr. Paz joined Express Scripts as Senior Vice President and Chief Financial Officer in January 1998 and continued to serve as its Chief Financial Officer following his election as President until April 2004.

Bradley T. Sheares

Dr. Sheares has served as a Director of Parent since 2004. Dr. Sheares served as Chief Executive Officer of Reliant Pharmaceuticals, Inc., a pharmaceutical company with integrated sales, marketing and development expertise that marketed a portfolio of branded cardiovascular pharmaceutical products, from January 2007 through its acquisition by GlaxoSmithKline plc in December 2007. Prior to joining Reliant, Dr. Sheares served as President of U.S. Human Health, Merck & Co., Inc. from March of 2001 until July 2006. Prior to that time, he served as Vice President, Hospital Marketing and Sales for Merck’s U.S. Human Health business. Dr. Sheares joined Merck in 1987 as a research fellow in the Merck Research Laboratories and held a wide range of positions within Merck, in business development, sales, and marketing, before becoming Vice President in 1996. He is also a director of The Progressive Corporation, Covance Inc., and Henry Schein, Inc. Dr. Sheares previously served as a director of IMS Health Incorporated (2009-2010).

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NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
EXECUTIVE OFFICERS
Katherine L. Adams

Ms. Adams has served as Senior Vice President and General Counsel of Parent since April 2009. Prior to that, she served as Vice President and General Counsel of Parent from September 2008 to April 2009 and Vice President and General Counsel for Parent’s Specialty Materials business group from February 2005 to September 2008.

David J. Anderson	Mr. Anderson has served as Senior Vice President and Chief Financial Officer of Parent since June 2003.

Roger Fradin	Mr. Fradin has served as President and Chief Executive Officer of Parent’s Automation and Control Solutions business group since January 2004.

Alexandre Ismail

Mr. Ismail has served as President and Chief Executive Officer of Parent’s Transportation Systems business group since April 2009. Prior to that, he served as President of Parent’s Turbo Technologies business unit from November 2008 to April 2009, President of Parent’s Global Passengers Vehicles business unit from August 2006 to November 2008 and Vice President and General Manager of Parent’s Turbo Technologies EMEA & India business unit from September 2003 to August 2006.

Mark R. James

Mr. James has served as Senior Vice President of Human Resources and Communications of Parent since November 2007. Prior to that, he served as Vice President of Human Resources and Communications for Parent’s Aerospace business group from October 2004 to November 2007.

Andreas C. Kramvis

Mr. Kramvis has served as President and Chief Executive Officer of Parent’s Specialty Materials business group since March 2008. Prior to that, he served as President of Parent’s Environmental and Combustion Controls business unit from September 2002 to February 2008.

Timothy O. Mahoney

Mr. Mahoney has served as President and Chief Executive Officer of Parent’s Aerospace business group since September 2009. Prior to that, he served as Vice President of Parent’s Aerospace Engineering and Technology division and Chief Technology Officer from March 2007 to August 2009 and President of Parent’s Air Transport and Regional business unit from July 2005 to March 2007.

Krishna Mikkilineni

Mr. Mikkilineni has served as Senior Vice President of Engineering and Operations of Parent since April 2010 and President of Parent’s Technology Solutions division since January 2009. Prior to that, he served as Vice President of Parent’s Technology Solutions division from July 2002 to January 2009.

2. Directors and Executive Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for the sole director and the executive officers of Purchaser. The current business address of each person is 101 Columbia Road, Morristown, New Jersey 07962 and the current

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business phone number of each person is (973) 455-2000. Each such person is a citizen of the United States of America.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
John J. Tus	Mr. Tus is the President and Treasurer of Purchaser. Mr. Tus has also served as Vice President & Treasurer of Parent since September 2003.

Thomas F. Larkins	Mr. Larkins is the sole Director and Secretary of Purchaser. Mr. Larkins has also served as Vice President, Deputy General Counsel and Corporate Secretary of Parent since September 2002.

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SCHEDULE II

GEORGIA BUSINESS CORPORATION CODE

ARTICLE 13

DISSENTER’S RIGHTS
(SECTIONS 1300-1332)

1301. Definitions

As used in this article, the term:

(1)	“Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2)	“Corporate action” means the transaction or other action by the corporation that creates dissenters’ rights under Code Section 14-2-1302.

(3)	“Corporation” means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(4)

“Dissenter” means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

(5)

“Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

(6)	“Interest” means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

(7)

“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(8)	“Shareholder” means the record shareholder or the beneficial shareholder.

1302. Right to dissent

(a)	A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(1)	Consummation of a plan of merger to which the corporation is a party:

(A)	If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger, unless:

(i)	The corporation is merging into a subsidiary corporation pursuant to Code Section 14-2-1104;

(ii)

Each shareholder of the corporation whose shares were outstanding immediately prior to the effective time of the merger shall receive a like number of shares of the surviving corporation, with designations, preferences, limitations, and relative rights identical to those previously held by each shareholder; and

(iii)

The number and kind of shares of the surviving corporation outstanding immediately following the effective time of the merger, plus the number and kind of shares issuable as a result of the merger and by conversion of securities issued pursuant to the merger, shall not exceed the total number and kind of shares of the corporation authorized by its articles of incorporation immediately prior to the effective time of the merger; or

(B)	If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

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(2)	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3)

Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(4)

An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

(5)

Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b)

A shareholder entitled to dissent and obtain payment for his or her shares under this article may not challenge the corporate action creating his or her entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter’s rights.

(c)

Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

(1)	In the case of a plan of merger or share exchange, any holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares:

(A)

Anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

(B)

Any shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders that are different, in type or exchange ratio per share, from the shares to be provided or offered to any other holder of shares of the same class or series of shares in exchange for such shares; or

(2)	The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

1303. Dissent by nominees and beneficial owners

A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

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1320. Notice of dissenters’ rights

(a)

If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.

(b)

If corporate action creating dissenters’ rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

1321. Notice of intent to demand payment

(a)	If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, a record shareholder who wishes to assert dissenters’ rights:

(1)	Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(2)	Must not vote his shares in favor of the proposed action.

(b)	A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

1322. Dissenters’ notice

(a)

If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

(b)	The dissenters’ notice must be sent no later than ten days after the corporate action was taken and must:

(1)	State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2)	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3)

Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

(4)	Be accompanied by a copy of this article.

1323. Duty to demand payment

(a)	A record shareholder sent a dissenters’ notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

(b)

A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c)

A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this article.

1324. Share restrictions

(a)

The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

(b)

The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

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1325. Offer of Payment

(a)

Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(b)	The offer of payment must be accompanied by:

(1)

The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)	A statement of the corporation’s estimate of the fair value of the shares;

(3)	An explanation of how the interest was calculated;

(4)	A statement of the dissenter’s right to demand payment under Code Section 14-2-1327; and

(5)	A copy of this article.

(c)

If the shareholder accepts the corporation’s offer by written notice to the corporation within 30 days after the corporation’s offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

1326. Failure to take action

(a)

If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b)

If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under Code Section 14-2-1322 and repeat the payment demand procedure.

1327. Procedure if shareholder dissatisfied with payment or offer

(a)

A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

(1)	The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

(2)

The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(b)

A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation’s offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

(c)	If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

(1)

The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

(2)

The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

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1330. Court action

(a)

If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b)

The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation’s registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c)

The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.

(d)

The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the “Georgia Civil Practice Act,” applies to any proceeding with respect to dissenters’ rights under this chapter.

(e)	Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

1331. Court costs and counsel fees

(a)

The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

(b)	The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

(1)	Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

(2)

Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(c)	If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

1332. Limitation of actions

No action by any dissenter to enforce dissenters’ rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

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THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Letter of Transmittal, Certificates for EMS Common Stock and any other required documents should be sent or delivered by each shareholder of EMS or such shareholder’s broker, dealer, bank, trust company or other nominee or custodian to the Depositary at one of its addresses set forth below.

By Regular or Certified Mail BNY Mellon Shareowner Services Attn: Corporate Actions Department, 27th Floor Post Office Box 3301 South Hackensack, NJ 07606	By Overnight Courier, Hand or Registered Mail BNY Mellon Shareowner Services Attn: Corporate Actions Department, 27th Floor 480 Washington Blvd—Mail Reorg Jersey City, NJ 07310

By Facsimile Transmission (for Eligible Institutions only): (201) 680-4626

Confirm by Telephone: (201) 680-4860

If you have any other questions about the Offer or if you would like additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer, you should contact the Information Agent at the numbers set forth below.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 290-6429